Interim Report

hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2007					2006		
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.	31.12.
Results								
Gross written premium	2,408.4	2,083.1	-11.5%	4,491.6	-10.4%	2,354.7	5,012.6	
Net premium earned	1,736.8	1,968.4	+6.8%	3,705.2	+1.9%	1,842.3	3,636.7	
Net underwriting result	(88.6)	(3.5)	-90.5%	(92.1)	+40.8%	(36.4)	(65.4)	
Net investment income	255.1	324.9	+33.2%	579.9	+19.8%	244.0	483.9	
Operating profit/loss (EBIT)	154.2	313.5	+44.1%	467.7	+15.8%	217.6	403.9	
Group net income	123.5	169.4	+12.3%	293.0	+14.2%	150.8	256.6	
Balance sheet								
Policyholders' surplus	5,020.9			4,824.1	-1.1%			4,878.4
Total shareholders' equity	3,052.4			2,976.4	+2.7%			2,897.8
Minority interests	595.8			474.7	-22.0%			608.6
Hybrid capital	1,372.7			1,373.0	+0.1%			1,372.0
Investments (incl. funds held by ceding companies)	28,688.4			29,190.6	+2.3%			28,538.1
Total assets	42,146.5			39,154.8	-5.4%			41,386.4
Share								
Earnings per share (diluted) in EUR	1.02	1.41		2.43		1.25	2.13	
Book value per share in EUR	25.31			24.68	+2.7%		21.23	24.03
Share price at year-end in EUR	33.35	35.95	+31.4%	35.95	+2.5%	27.35	27.35	35.08
Dividend	–	–		–		–	–	193.00
Dividend per share in EUR	–	–		–		–	–	1.60
Market capitalisation	4,021.90			4,335.5	+2.5%		3,298.3	4,230.5
Ratios								
Combined ratio (non-life reinsurance) [1]	105.2%	98.9%		101.9%		100.3%	99.4%	
Catastrophe/major losses as percentage of net premium earned [2]	15.9%	3.3%		9.2%		1.1%	3.9%	
Retention	84.9%	86.8%		85.8%		75.8%	77.0%	
Return on investment	4.3%	5.4%		4.9%		4.2%	4.2%	
EBIT margin [3]	8.9%	15.9%		12.6%		11.8%	11.1%	
Return on equity (after tax)	16.6%	22.5%		19.9%		23.4%	19.9%	

[1] Including expenses on funds withheld and contract deposits
[2] Natural catastrophes and other major losses in excess of EUR 5 million gross for the Hannover Re Group
[3] Operating profit (EBIT)/net premium earned

Wilhelm Zeller
Chairman of the
Executive Board



Dear shareholders,
Ladies and Gentlemen,

Speaking at our Investors' Day in June, I underlined our expectation that 2007 will be another year of increased profitability for Hannover Re. Despite relatively significant strains from catastrophe losses, our half-yearly result shows that this expectation is realistic. With the results described here, your company has put in place a good platform for achieving its profit target for the full financial year – namely a return on equity of at least 15 percent after tax.

I am thoroughly satisfied with the development of our *non-life reinsurance* business group in the second quarter: at the end of May we completed the sale of our US primary insurance subsidiary Praetorian Financial Group, Inc. – active in the field of specialty business – and are now able to concentrate entirely on our core business of reinsurance. Given our strategic orientation as a "Multi Specialist", your company is broadly positioned, optimally diversified and hence well equipped for the challenges that lie ahead.

In order to derive maximum benefit from the opportunities offered by an attractive German market, we raised our stake in E+S Rück – which bears exclusive responsibility for German business within the Group – by ten percent effective 1 April to 65.8 percent.

The continuing favourable state of the property and casualty reinsurance market has positive effects on our business. Although the treaty renewals as at 1 January 2007 demonstrated that the hard market has now passed its peak, the June/July renewals in North America passed off more favourably than initially anticipated. With just a few exceptions, prices for natural catastrophe covers in the United States held stable; the premium erosion in other property reinsurance lines was moderate. After eight successive years of consistent price rises, rates are still commensurate with the risks.

As you are aware, risk management is an issue that our company takes very seriously: we have continued to scale back our peak exposures, and through new capital market transactions concluded in the first quarter we also took further steps to ensure that our equity base will not be eroded by exceptionally large losses. In addition to traditional covers we now have in place a diverse range of protection mechanisms within the scope of alternative risk transfer. Our strategy of increasingly transferring

insurance risks to the capital market improves the diversification of our protection cover programme, on the one hand, while at the same time reducing the costs of our own reinsurance with an eye to the currently high price of retrocession arrangements.

I am satisfied with the development of business with structured covers – formerly our financial reinsurance segment. We are seeing growing demand for surplus relief contracts, especially in emerging markets that are enjoying a vigorous economic boom. The recent entry into force of amendments to the Insurance Supervision Act (VAG) is a development that we expressly welcome. As part of this reform, regulations relating to financial reinsurance were also adopted which will hopefully help to eliminate the uncertainties surrounding the handling of structured products.

The development of our second business group – *life and health reinsurance* – continued to be highly gratifying, thus building seamlessly on the solid growth impetus of the 2006 financial year. With our "Five Pillar model" we have an excellent platform for sustainable double-digit growth. In addition to traditional life and health reinsurance, this model encompasses new business financing, the development of new products and markets, bancassurance and partnerships with large multinational clients. In the first half-year we comfortably surpassed our target of generating an EBIT margin in excess of five percent.

The performance of our investments was also most satisfactory: improved net income was generated for the first half of 2007 on the basis of higher average yields in the portfolio and significant profit-taking on equities.

After a modest performance at the beginning of the year, the Hannover Re share posted appreciable gains in the second quarter. Your company can still tap into considerable potential, and I am therefore confident that sooner or later this will be reflected in further increases in the share price.

I would like to thank you most sincerely – also on behalf of all my colleagues on the Executive Board – for your trust in Hannover Re. We are and will continue to be guided by our overriding goal of continuing to lead your company profitably into the future.

Yours sincerely,



Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1] [2] Berg	Chairman
Dr. Klaus Sturany [1] Dortmund	Deputy Chairman (since 3 May 2007)
Herbert K. Haas [1] [2] Burgwedel	
Uwe Kramp [3] Hannover (since 3 May 2007)	
Karl Heinz Midunsky Gauting	
Ass. jur. Otto Müller [3] Hannover	
Dr. Immo Querner Ehlershausen	
Ass. jur. Renate Schaper-Stewart [3] Lehrte (until 3 May 2007)	
Dr. Erhard Schipporeit [2] Hannover (since 3 May 2007)	
Dipl.-Ing. Hans-Günter Siegerist [3] Nienstädt (until 3 May 2007)	
Gert Waechtler [3] Großburgwedel (since 3 May 2007)	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

[1] *Member of the Standing Committee*
[2] *Member of the Balance Sheet Committee*
[3] *Staff representative*

THE HANNOVER RE SHARE

Movements on the German equity market were very pleasing in the first half of 2007. Compared to major stock markets around the world the Dax and MDax ranked among the top performers. The Dax has put on one-fifth of its value since the beginning of the year, breaking through the 8,000 mark in June. The MDax improved by 15.7% in the same period. By way of comparison, the Dow Jones lagged well behind the European stock indices with a gain of 7.5%.

According to the International Monetary Fund, the global economy is experiencing one of its best growth phases in the past 40 years. Against this backdrop both the Federal Reserve Board and the European Central Bank are standing by their restrictive monetary policy, which is not without implications for the equity markets.

Volatility on international stock markets has increased, fuelling fears of a slump in prices. Speculative excesses, especially in the boom markets of Asia – as witnessed most recently in China – as well as smouldering problems in the US real estate market caused stock markets around the world to falter.

Turning to the Hannover Re share, it participated to some extent in the favourable trend on the German equity market during the first half of 2007. The share's performance since the turn of the year amounted to 7.1%; relative to its lowest point of the year on 15 March 2007 (EUR 30.75) the Hannover Re share posted a gain of as much as 22.2% as at 29 June 2007. Our share touched its highest mark of the year so far on 2 May 2007 with a price of EUR 37.50. This was followed by some profit-taking, and the share subsequently hovered in a range of EUR 35.50 to EUR 36.50 until the end of the second quarter.

With a dividend yield of around 5% and a price/earnings (P/E) ratio of roughly 8 on the 2007 result anticipated by analysts, the share continues to be attractively priced by industry standards.

Performance of the Hannover Re share compared with standard benchmark indices and the ABN Amro Global Reinsurance Index



in %
250
225
200
175
150
125
100
75
50
2 January 2004
2 April 2004
2 July 2004
2 September 2004
2 December 2004
2 March 2005
2 June 2005
2 August 2005
2 November 2005
2 February 2006
2 May 2006
2 July 2006
2 October 2006
2 January 2007
2 April 2007
29 June 2007
Hannover Re share
Dax
MDax
ABN Amro Global Reinsurance Index
Prime Insurance Performance Index

The weighted ABN Amro Rothschild Global Reinsurance Index, which we consider to be our internal benchmark, generated a positive performance of 9.7% as at the mid-point of 2007 and outperformed the Hannover Re share (7.1%) in the first half of the year. The Global Reinsurance Index and the Hannover Re share have thus recovered from their negative showing in the first quarter, with the former sharing disproportionately strongly in the favourable development of individual stocks in the first half of 2007.

We rounded off our Investor Relations activities in the first half of the year with our Tenth Investors' Day. Numerous financial analysts and investors came to Hannover in order to obtain first-hand information from presentations and discussions with the Executive Board and senior managers. Special attention was devoted this year to life and health reinsurance, the business group with the greatest growth potential. The two largest life and health reinsurance markets, namely the United States and United Kingdom, were explored in more in-depth presentations. Yet non-life reinsurance was by no means neglected: speakers addressed topics such as "Hannover Re – a Multi Specialist", our securitisation transactions and risk management, and the day came to a close with a look at the prospects for 2007.

Share information

Figures in EUR	30.6.2007	2006	2005	2004	2003 [1]	2002 [1]
Earnings per share (diluted)	2.43	4.27	0.41	2.32	3.24	2.75
Dividend per share	–	1.60	–	1.00	0.95	0.85

[1] On a US GAAP basis

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 50.2% Free float: 49.8%
Common shares as at 30 June 2007:	EUR 120,597,134.00
Number of shares as at 30 June 2007:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 June 2007:	EUR 4,335.5 million

Business development

We are well satisfied with the development of the first half-year 2007. The results of our two business groups – non-life reinsurance and life and health reinsurance – constitute a good foundation for achieving our profit target for the full financial year: a return on equity of at least 15%.

The sale of Praetorian Financial Group, Inc. – our US primary insurance subsidiary transacting specialty business – was successfully completed as at 31 May 2007. In accordance with IFRS 5 its result is reported in a separate line of the statement of income for both the second quarter and the half-year (net income from discontinued operations). We have adjusted the figures for the corresponding period of the previous year in order to ensure comparability.

In view of the considerably brighter state of the market in the reinsurance sector, we shall use the risk capital that has been freed up to expand our portfolio in attractive areas of non-life and life/health reinsurance.

Gross written premium in total business amounted to EUR 4.5 billion (EUR 5.0 billion) as at 30 June 2007; this corresponds to a decline of 10.4% compared to the same period of the previous year. Key factors here were the sale of Praetorian and the associated withdrawal of Clarendon too from active specialty business. These effects were not entirely offset by the growth in life and health reinsurance. At constant exchange rates premium would have contracted by 7.8%. Due to lower retrocessions the level of retained premium climbed to 85.8% (77.0%), causing net premium to increase by 1.9% to EUR 3.7 billion (EUR 3.6 billion).

Overall, the performance of our investments was satisfactory. The comparatively slight rise in the portfolio of self-managed assets can be attributed primarily to the offsetting effect of the movement in the US dollar in conjunction with moderate cash inflows. Ordinary income (excluding interest on deposits) nevertheless improved on the previous year's figure of EUR 385.1 million to EUR 409.5 million. This was due principally to the higher average yield generated in the portfolios. The pleasing performance of equity markets did not entirely offset the worldwide increase in yields on fixed-income securities, leading to erosion of the unrealised gains and losses in the Group's portfolio. Extraordinary profit-taking on equities produced inter alia an improvement of some 29.7% in income from assets under own management, thereby more than making up for the continued decline in interest on deposits. Against this backdrop, net investment income surged by a gratifying 19.8% to EUR 579.9 million (EUR 483.9 million).

The operating profit (EBIT) grew by 15.8% as at 30 June 2007 to EUR 467.7 million (EUR 403.9 million). Group net income increased by 14.2% to EUR 293.0 million (EUR 256.6 million). This figure includes a deconsolidation profit of EUR 17.7 million on the sale of Praetorian. Earnings per share stood at EUR 2.43 (EUR 2.13), corresponding to an annualised return on equity of 19.9%.

Our financial strength also continues to be very solid; the balance sheet structure has improved still further following the sale of Praetorian. Shareholders' equity grew by EUR 78.5 million relative to the position as at 31 December 2006 to stand at EUR 3.0 billion. The book value per share consequently also increased by 2.7%. The policyholders' surplus, comprised of shareholders' equity, minority interests and hybrid capital, stood at EUR 4.8 billion (EUR 4.9 billion).

Risk management is an issue of vital importance to our company: as part of our quantitative approach to risk management the most significant risks in non-life reinsurance – such as the reserving and natural catastrophe exposure risks – are actuarially assessed using mathematical methods. At the heart of our qualitative risk management is our constant monitoring and controlling of all risks; in this context special attention is paid to operational risks, which we track, assess and minimise using appropriate measures.

We are standing by our strategy of increasingly transferring insurance risks to the capital market. In this way we are able to better diversify our programme of protection cover and thereby reduce our expenditure on costly reinsurance arrangements. In the first quarter we completed a number of capital market transactions ("K5", "Merlin" and "Kepler Re") to protect against various exposures.

Non-life reinsurance

After eight consecutive years of rate increases the state of the market in non-life reinsurance remains favourable. Following on from the pleasing results of the treaty renewals as at 1 January 2007, the outcome of the renewal season as at 1 April in Japan and Korea was also gratifying. Treaty negotiations with our US clients as at 1 June and 1 July passed off more favourably than anticipated. Although the primary market in North America is now seeing a softening of rates, the reinsurance market was very largely able to distance itself from this trend. Rates declined slightly in property business, but the situation here is still adequate. In US property catastrophe business prices remained on a very high level, with modest rate reductions in only a few areas. While the hard market has now passed its peak, the prospects for our non-life reinsurance business are still most promising.

The renewal phases once again demonstrated that ceding companies attach considerable importance to their reinsurers' ratings. This is especially true of long-tail liability lines. Based on our very good ratings we were able to profit from this situation particularly strongly.

The development of our portfolio in Germany was especially pleasing: thanks to new client relationships and increased treaty shares under existing accounts we were able to boost our already large market share and extend our position as one of the leading reinsurers on the profitable German market.

In non-life reinsurance, as in past years, lower-volume but higher-margin non-proportional business made up the bulk of our acceptances – accounting for more than 80% of the treaties written and around half the total premium income.

With an eye to the enormous growth potential offered by the global Islamic insurance market, we are pursuing a policy of systematically cultivating and expanding this business through our subsidiary in Bahrain.

After the anticipated subdued start in the first quarter, demand for structured covers has gathered pace – especially in European and Asian markets. Particularly crucial factors here are the economic boom in emerging markets and the associated surge in demand for reinsurance products with equity substitute components. The growing use of risk capital models is also fuelling demand. Yet in the United States, too, interest in structured covers is likely to pick up as the requirements of highly sophisticated capital and risk management make the use of such products a sensible choice.

What is more, we take a positive view of the amendments to the German Insurance Supervision Act (VAG) that recently entered into force on the basis of an EU Directive. As part of the Eighth Amendment to the Insurance Supervision Act, regulations have also been put in place governing the assessment of an adequate risk transfer in financial reinsurance. This legislation should create considerably more certainty in the market in relation to the handling of structured products.

The sale of Praetorian Insurance Group, Inc., our US subsidiary transacting specialty business, was successfully completed in the second quarter. The volume of primary insurance business remaining

within the Hannover Re Group is thus minimal. Now that the Clarendon Insurance Group has stopped actively writing specialty insurance and is responsible solely for the management and run-off of existing business, we are able to concentrate exclusively on our attractive core business of reinsurance.

Key figures for non-life reinsurance

Figures in EUR million	2007					2006	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premium	1,664.4	1,300.1	-22.5%	2,964.4	-20.5%	1,677.9	3,730.0
Net premium earned	1,092.6	1,235.9	-0.7%	2,328.5	-7.3%	1,244.1	2,512.7
Underwriting result	(66.2)	10.1	-157.9%	(56.1)	+276.9%	(17.4)	(14.9)
Net investment income	177.9	233.9	+42.6%	411.8	+26.7%	164.0	325.0
Operating result (EBIT)	93.3	228.2	+49.3%	321.5	+5.9%	152.8	303.6
Group net income	102.0	139.4	+14.0%	241.4	+9.4%	122.3	220.6
Earnings per share in EUR	0.85	1.15	+14.0%	2.00	+9.4%	1.01	1.83
Retention	83.8%	82.7%		83.3%		70.8%	73.2%
Combined ratio [1]	105.2%	98.9%		101.9%		100.3%	99.4%

[1] Including expenses on funds withheld and contract deposits

All in all, we are thoroughly satisfied with the development of our non-life reinsurance business group. As expected, gross premium volume as at 30 June 2007 came in lower than in the same period of the previous year, falling by 20.5% to EUR 3.0 billion (EUR 3.7 billion). At constant exchange rates, especially against the US dollar, the decline would have been 18.1%. Owing to a sharply higher retention of 83.3% (73.2%), driven in large measure by the reduction in fronting business written by Clarendon for Praetorian, net premium earned fell by a mere 7.3% to EUR 2.3 billion (EUR 2.5 billion).

Following rather heavy expenditure on major claims in the first quarter – attributable to the severe winter storm "Kyrill" in Europe –, we incurred a number of small and mid-sized natural catastrophe losses towards the end of the second quarter: storms and heavy rainfall brought flooding to Australia and parts of the Arab world. In the United Kingdom, too, we were impacted by a severe flood event. The total net burden of catastrophe losses and major claims in the second quarter stood at EUR 46.3 million; the figure for the first half of the year amounted to EUR 214.5 million, equivalent to 9.2% of net premium in non-life reinsurance. The combined ratio came in at 101.9% (99.4%).

The net underwriting result fell to -EUR 56.1 million (-EUR 14.9 million). The operating profit (EBIT) in non-life reinsurance improved by 5.9% to EUR 321.5 million (EUR 303.6 million). Group net income climbed by 9.4% to EUR 241.4 million (EUR 220.6 million), generating earnings of EUR 2.00 (EUR 1.83) per share.

Life and health reinsurance

In life and health reinsurance we transact our business on the basis of our "5 pillar model":

- Financing of new and existing business,
- Development of new markets and products – such as special seniors' and annuity products,

- Bancassurance,
- Partnerships with large multinational insurance groups and
- Traditional life, annuity, accident and health business.

This broad positioning enables us to enjoy a promising portfolio and vigorous organic growth.

As expected, our life and health reinsurance portfolio continued to deliver dynamic growth in the first half of 2007, and we were again able to substantially expand our premium volume. We remain focused on profitable niche segments. In the area of new business financing we are supporting one of the leading life insurers in the United Kingdom, whose innovative risk products have been successfully launched on the market.

We are also actively involved in the development of Islamic insurance markets, assisting our clients not only with the design of insurance products in accordance with Islamic principles but also with an eye to marketing and sales methods.

Within traditional life and health business our current concentration is on the markets of the United Kingdom, Italy, South Africa, Australia/New Zealand and Asia. In the United Kingdom our focus continued to be on enhanced annuities, while in the United States special health insurance products aimed at senior citizens offered attractive growth prospects.

In Europe we continue to concentrate on expanding our bancassurance business; our activities in this sector are currently centred on Greece, Cyprus and Turkey in particular.

Key figures for life and health reinsurance

Figures in EUR million	2007					2006	
	1.1.–31.3.	1.4.–30.6.	+/-previous year	1.1.–30.6.	+/-previous year	1.4.–30.6.	1.1.–30.6.
Gross written premium	744.1	788.2	+16.4%	1,532.3	+19.5%	676.9	1,282.6
Net premium earned	644.2	732.5	+22.5%	1,376.7	+22.5%	598.2	1,124.0
Net investment income	67.9	81.4	+16.1%	149.2	+11.9%	70.1	133.3
Operating profit (EBIT)	51.8	77.4	+48.0%	129.2	+65.2%	52.3	78.2
Group net income	33.9	56.0	+50.8%	89.9	+75.8%	37.1	51.2
Earnings per share in EUR	0.28	0.47	+50.8%	0.75	+75.8%	0.31	0.42
Retention	87.4%	92.9%		90.2%		88.3%	88.0%
EBIT margin [1]	8.1%	10.6%		9.4%		8.7%	7.0%

[1] *Operating profit (EBIT)/net premium earned*

Gross written premium increased by a vigorous 19.5% to EUR 1.5 billion as at 30 June 2007 (EUR 1.3 billion). At constant exchange rates growth would have been 22.8%. The level of retained premium rose slightly to 90.2% (88.0%). Net premium earned consequently increased by as much as 22.5% to EUR 1.4 billion (EUR 1.1 billion).

Results as at 30 June 2007 were also most satisfactory: the operating profit (EBIT) was boosted by 65.2% to EUR 129.2 million (EUR 78.2 million). This amount includes extraordinary income of some EUR 25 million from the write-back of reserves that are no longer required. The EBIT margin of 9.4% was comfortably in excess of the minimum target of 5%; even without the aforementioned special effects it would have been a highly satisfactory 7.5%; Group net income climbed by a very good 75.8% to EUR 89.9 million (EUR 51.2 million), corresponding to earnings of EUR 0.75 (EUR 0.42) per share.

Investments

The international – and especially European – equity markets got off to a good start at the turn of the year. Price declines in February/March and again in the first half of June were each offset by subsequent rallies. The downward slide in June had been prompted by speculation in the US mortgage sector after the release of poor business data for subprime loans. This caution and the susceptibility of the markets to such announcements are still prevalent in the current climate.

Increased volatility in almost all durations was still the hallmark of American and European bond markets. Significant increases were observed along the yield curves in almost all currency areas in the first half of 2007. Our principal focus in the area of fixed-income securities therefore continues to be on high quality and liquidity while maintaining a neutral duration.

The inflow of cash combined with offsetting market movements and especially a weaker US dollar caused the portfolio of self-managed assets – amounting to EUR 19.5 billion – to remain nearly unchanged compared to the level as at 31 December 2006.

Ordinary income excluding interest on deposits climbed by 6.3% to EUR 409.5 million, as against EUR 385.1 million in the corresponding period of the previous year. The primary factor here was the higher average yield in the asset portfolios. The gratifying performance of equity markets did not entirely make up for the worldwide rise in yields on fixed-income securities, leading to an erosion of the unrealised gains and losses in the Group's portfolio.

As part of our proactive approach to portfolio management – especially in the field of equities and alternative investments – we made the most of the positive market trend to realise profits of EUR 134.3 million (EUR 49.9 million) on the disposal of investments, as against virtually unchanged realised losses of EUR 36.7 million (EUR 38.0 million). Net income from the portfolio of assets under own management climbed 29.7% to EUR 482.0 million (EUR 371.5 million). Interest on deposits stood at EUR 98.0 million and continued to decline (EUR 112.4 million). Total net investment income improved by an appreciable 19.8% year-on-year thanks to the very pleasing performance of our self-managed assets to reach EUR 579.9 million (EUR 483.9 million).

Net investment income

Figures in EUR million	2007		2006
	30.6.	+/- previous year	30.6.
Ordinary investment income [1]	409,5	+6.3%	385,1
Results from participation in associated companies	3,5	+191.4%	1,2
Realised gains/losses	97,6	+720.4%	11,9
Impairments	-0,3	-95.9%	-8,3
Unrealised gains/losses – trading	-0,1	-101.4%	10,2
Investment expenses [2]	-28,1	-2.1%	-28,7
Net investment income from assets under own management	482,0	+29.7%	371,5
Net investment income from funds withheld	98,0	-12.9%	112,4
Total investment income	579,9	+19.8%	483,9

[1] *Excl. expense on funds withheld and contract deposits*
[2] *Incl. depreciation/impairments on real estate*

Risk report

Risk management strategy and methods

Our risk management is guided by the principle of optimally exploiting opportunities while at the same time adequately controlling and managing the risks associated with our business activities. The following strategic elements are the hallmarks of our Group-wide risk management:

- Clear responsibilities/central coordination through Group Risk Management and local responsibility in the various areas/companies
- Documentation of the essential components of risk management
- Recording, monitoring and steering of all significant risks based on the information currently available
- Use of efficient steering, controlling and reporting systems
- Ongoing internal and external review of the efficiency of the implemented systems

One core element of our integrated approach to the management of opportunities and risks is the optimisation of our capital requirements with the aid of mathematical aggregate loss modelling techniques, inter alia with an eye to our natural hazards exposure.

Based on the defined risk appetite, this enables us to improve profitability through the targeted use of traditional protection cover programmes and capital market transactions (e.g. "K5", "Kepler Re", "Eurus"). We are thus able to allocate capital to the most profitable business segments in light of risk/opportunity considerations.

Risk situation

The risk situation of Hannover Re is essentially defined by comprehensive analysis of the following risk categories.

Comprehensive analysis of risk categories

Risk category	Major risks	Key risk management activities
Global risks	External risks that are beyond our direct sphere of influence, e.g. from legislation and court practice	• Monitoring of relevant legal areas and analysis of claims trends • Proactive adjustment of underwriting policy
Strategic risks	Imbalance between the defined corporate strategy and changing framework conditions, e.g. as a result of inconsistent strategy implementation	• Regular review and, as necessary, adjustment of our strategy, structures and processes, e.g. by means of systematic quality and process management
Operating risks		
Technical risks	Divergence of cash flows in (re-)insurance business from their expected values (risks of random fluctuation, error and change), e.g. due to natural catastrophes (Kyrill) and/or other major losses, miscalculation of mortality, life expectancy and disability probabilities	**Across all lines of business** • Risk spreading through diversification of the portfolio **Non-life reinsurance** • Calculation of the loss reserves on an actuarial basis and additional review of the adequacy of reserves by external actuaries and auditors

Risk category	Major risks	Key risk management activities
		• Risk reduction through retrocessions to the insurance and capital markets • Monitoring of the natural hazards exposure (modelling, aggregate control) **Life and health reinsurance** • Review of the risk feasibility of new business activities and of the assumed international portfolio • Use of secure biometric actuarial bases
Investment risks	Decrease in the fair value of investments due to market, credit, liquidity and currency risks	• Orientation of investments to the requirements of the reinsurance business through Group-wide investment guidelines • Systematic adherence to the principle of matching currency cover • Systematic approach to asset/liability management • Clear distinction between trading, settlement and risk control based on the principle of separation of functions applied through to the level of management • Partial hedging of portfolios, especially with an eye to price, currency and interest rate risks, through short call and long put options as well as swaps
Operational risks	Risk of losses occurring because of the inadequacy or failure of internal procedures, human error/system failure or external events, e.g. IT failure, pandemic	• Internal control system, contingency plans (e.g. crisis communication), backup computer centre and alternative workplaces for emergencies

Risk ratios

Combined and catastrophe loss ratio over the past ten years

Figures in %	1H 2007	2006	2005	2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [2]
Combined ratio	101.9	98.4	112.8	97.2	96.0	96.3	116.5	107.8	111.1	108.1	99.5
thereof catastrophe losses [3]	9.2	2.7	26.3	8.3	1.5	5.2	23.0	3.7	11.4	3.5	1.5

[1] Based on US GAAP
[2] Based on the German Commercial Code (HGB)
[3] Natural catastrophes and other major losses in excess of EUR 5 million gross for the Hannover Re Group

Rating structure of fixed-income securities

	Government bonds		Securities issued by semi-governmental entities		Corporate bonds		Asset-backed securities	
Rating	**in %**	**in EUR million**	**in %**	**in EUR million**	**in %**	**in EUR million**	**in %**	**in EUR million**
AAA	89.8%	3,208.3	55.9%	2,351.3	7.1%	347.9	80.1%	2,337.9
AA	1.9%	69.7	36.2%	1,524.2	28.2%	1,396.4	15.1%	439.1
A	6.0%	212.9	6.7%	281.7	48.7%	2,410.4	2.1%	61.3
BBB	2.3%	83.0	0.9%	39.5	9.6%	472.9	0.2%	7.2
>BBB	0.0%	0.0	0.2%	10.4	6.4%	317.1	2.5%	71.7
Total	100.0%	3,573.8	100.0%	4,207.1	100.0%	4,944.7	100.0%	2,917.2

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	**Scenario**	**Portfolio change based on fair value in EUR million**
Equity securities	Share prices +10%	172.9
	Share prices +20%	345.8
	Share prices (10%)	(172.9)
	Share prices (20%)	(345.8)
	Fair value as at 30.6.2007	1,729.0
Fixed-income securities	Yield increase +50 basis points	(340.2)
	Yield increase +100 basis points	(656.6)
	Yield decrease (50 basis points)	334.7
	Yield decrease (100 basis points)	693.1
	Fair value as at 30.6.2007	15,550.3

Overall assessment of the risk situation

In the context of our worldwide operations we are exposed to a diverse spectrum of potential risks. These risks, however, always go hand-in-hand with corresponding opportunities. On the basis of our holistic approach to risk management, arrived at from an overall analysis of our business environment, we cannot discern any risks that could jeopardise the continued existence of our company in the short or medium term or have a significant, lasting effect on our assets, financial position or net income.

Detailed information on the organisation of our risk management and on further risk management measures is provided in the Annual Report for the financial year ending 31 December 2006.

Outlook for the full 2007 financial year

In view of the attractive market opportunities available in both our business groups of non-life reinsurance and life/health reinsurance as well as the current state of capital markets, we are looking forward to a very good result in 2007.

We have already used the risk capital released by the sale of Praetorian to tap into other promising opportunities in the reinsurance sector. Profitable growth prospects are available, for example, by running a higher retention in the still lucrative segment of property catastrophe business, and they can also be accessed in life and health reinsurance as well as through the cultivation of new markets in Central and Eastern Europe, not to mention the high-growth area of Islamic reinsurance business. The increase of our stake in E+S Rück – which bears sole responsibility for the Group's attractive German business – at the beginning of the second quarter was also prompted by this strategy.

Within the scope of our own risk management we continue to rely primarily on the transfer of risks to the capital market. Going forward, however, we also intend to structure capital market securitisations for other companies and have set up a special department for this purpose.

We expressly welcome the Solvency II draft directive presented by the European Commission. Also, Hannover Re has actively participated in the so-called Quantitative Impact Studies. Yet numerous questions still remain unresolved; not least, it remains to be seen how far the capital adequacy standards of regulators will in future correspond to those of rating agencies.

Market conditions in *non-life reinsurance* remain largely good, as is borne out by all the treaty renewals completed in the course of the year to date. The latest renewal phase as at 1 July 2007 in the United States, in which around one third of our portfolio in North America was renegotiated, impressively confirmed this trend. Although the hard market has now passed its peak and some ceding companies are raising their retentions, the rate level remained attractive on the whole. Some modest deterioration was observed in property business, but the rates for business written by our company are still commensurate with the risks. Prices for US catastrophe business continue to be on a high level, with just a few subsegments seeing minimal erosion.

In the current third quarter the plane crash in Brazil constitutes a major loss for our account put at around EUR 15 million on the basis of the information available at this time. According to current estimates, the earthquake in Japan is not expected to produce any significant loss expenditure. It is not yet possible to quantify the strain from the flooding in the southwest of England; nevertheless, our current expectation is that the loss burden will be moderate.

All in all, we expect the premium volume in non-life reinsurance to at least match up to the previous year. Provided the burden of major losses remains within the expected bounds of around 8% of net premium, we anticipate another gratifying profit contribution.

In *life and health reinsurance* we are looking to further healthy growth stimuli, inter alia from European markets as well as various Asian markets and South Africa. Not only that, our pilot projects in the US market aimed at opening up growth opportunities for alternative sales channels through system-supported underwriting are bearing fruit; it is our expectation, therefore, that the marketing of simple, transparent life insurance products will inject fresh growth impetus into the US life market. For the business group as a whole we anticipate significant growth in premium volume and double-digit increases in results.

The expected positive underwriting cash flow is likely to boost the volume of assets as the year progresses. Given a normal market environment the income generated from *investments* under our own management should continue to grow.

In view of the development to date of our business groups and the general economic climate, we are confident that 2007 will prove to be another highly successful financial year. Assuming that the burden of major losses is in line with the expected level of around 8% of net premium in non-life reinsurance and as long as there are no unexpectedly adverse movements on capital markets, another excellent result should be attainable in the current year. In addition, we anticipate revenue of some EUR 180 million from the reform of corporate taxation. A return on equity of at least 15% is expected for the 2007 financial year. Even excluding the non-recurring effect of the tax reform, the result should come in higher than that of 2006. It remains our goal to pay a dividend in the range of 35% to 40% of the ordinary result

CONSOLIDATED BALANCE SHEET
as at 30 June 2007

Figures in EUR thousand	2007	2006
Assets	**30.6.**	**31.12.**
Fixed-income securities – held to maturity	1,553,965	1,602,057
Fixed-income securities – loans and receivables	1,227,301	915,593
Fixed-income securities – available for sale	12,696,775	13,062,150
Fixed-income securities – at fair value through profit or loss	164,874	166,463
Equity securities – available for sale	1,729,018	1,586,071
Equity securities – at fair value through profit or loss	–	10,207
Other financial assets – at fair value through profit or loss	19,590	22,368
Real estate	17,565	17,979
Investments in associated companies	164,607	166,646
Other invested assets	665,495	623,329
Short-term investments	898,072	721,287
Cash	390,422	351,776
Total investments and cash under own management	19,527,684	19,245,926
Funds held	9,043,998	8,730,734
Contract deposits	618,898	561,426
Total investments	29,190,580	28,538,086
Reinsurance recoverables on unpaid claims	2,811,992	3,048,496
Reinsurance recoverables on benefit reserve	345,276	447,537
Prepaid reinsurance premium	229,901	339,096
Reinsurance recoverables on other technical reserves	8,863	7,822
Deferred acquisition costs	2,223,760	2,228,152
Accounts receivable	3,022,419	2,609,264
Goodwill	47,028	152,639
Deferred tax assets	942,643	844,921
Other assets	327,184	261,435
Accrued interest and rent	5,183	2,785
Assets classified as held for sale	–	2,906,123
	39,154,829	41,386,356

Figures in EUR thousand	2007	2006
Liabilities	**30.6.**	**31.12.**
Loss and loss adjustment expense reserve	17,608,317	17,596,325
Benefit reserve	6,289,988	6,109,154
Unearned premium reserve	1,601,732	1,581,034
Provisions for contingent commissions	220,889	200,769
Funds held	1,149,149	1,419,444
Contract deposits	3,870,846	3,526,781
Reinsurance payable	1,005,454	1,215,833
Provisions for pensions	66,313	64,559
Taxes	285,996	190,580
Provision for deferred taxes	1,923,527	1,756,897
Other liabilities	262,860	248,854
Long-term debt and subordinated capital	1,418,725	1,428,893
Liabilities related to assets classified as held for sale	–	2,540,847
Total liabilities	35,703,796	37,879,970
Shareholders' equity		
Common shares	120,597	120,597
Nominal value 120,597 Authorised capital 60,299		
Additional paid-in capital	724,562	724,562
Common shares and additional paid-in capital	845,159	845,159
Cumulative other comprehensive income		
Unrealised gains and losses on investments	140,052	144,199
Cumulative foreign currency translation adjustment	(96,697)	(71,518)
Other changes in cumulative other comprehensive income	(1,886)	(1,526)
Total other comprehensive income	41,469	71,155
Retained earnings	2,089,749	1,981,521
Shareholders' equity before minorities	2,976,377	2,897,835
Minority interests	474,656	608,551
Total shareholders' equity	3,451,033	3,506,386
	39,154,829	41,386,356

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 30 June 2007

Figures in EUR thousand	2007		2006	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Gross written premium	2,083,126	4,491,568	2,354,732	5,012,547
Ceded written premium	276,066	639,021	569,855	1,153,254
Change in gross unearned premium	222,006	(43,892)	78,766	(262,786)
Change in ceded unearned premium	(60,707)	(103,482)	(21,326)	40,183
Net premium earned	1,968,359	3,705,173	1,842,317	3,636,690
Ordinary investment income	214,265	409,465	197,975	385,148
Profit/loss from investments in associated companies	2,497	3,473	870	1,192
Income/expense on funds withheld and contract deposits	51,220	97,951	58,244	112,421
Realised gains on investments	94,165	134,320	28,751	49,870
Realised losses on investments	25,238	36,737	24,956	37,976
Unrealised gains and losses on investments	(15)	(141)	2,474	10,207
Total depreciation, impairments and appreciation of investments	215	617	6,116	11,197
Other investment expenses	11,815	27,798	13,215	25,758
Net investment income	324,864	579,916	244,027	483,907
Other technical income	999	1,275	711	910
Total revenues	2,294,222	4,286,364	2,087,055	4,121,507
Claims and claims expenses	1,325,051	2,545,042	1,331,372	2,531,434
Change in benefit reserves	100,696	214,492	2,164	67,513
Commission and brokerage, change in deferred acquisition costs	491,589	921,058	487,702	976,527
Other acquisition costs	1,577	8,165	2,739	10,313
Other technical expenses	2,000	9,178	10,246	20,002
Administrative expenses	51,911	100,587	45,241	97,204
Total technical expenses	1,972,824	3,798,522	1,879,464	3,702,993
Other income and expenses	(7,887)	(20,143)	10,014	(14,629)
Operating profit/loss (EBIT)	313,511	467,699	217,605	403,885
Interest on hybrid capital	19,354	38,517	19,262	38,497
Net income before taxes	294,157	429,182	198,343	365,388
Taxes	118,886	139,864	38,055	92,194
Net income from continuing operations	175,271	289,318	160,288	273,194
Net income from discontinued operations	15,452	30,712	11,503	28,954
Net income	190,723	320,030	171,791	302,148
thereof				
Minority interest in profit and loss	21,293	27,059	20,947	45,573
Group net income	169,430	292,971	150,844	256,575
Earnings per share				
Earnings per share in EUR	1.41	2.43	1.25	2.13
from continuing operations in EUR	1.28	2.18	1.16	1.89
from discontinued operations in EUR	0.13	0.25	0.09	0.24

CONSOLIDATED STATEMENT
of changes in shareholders' equity 2007

Figures in EUR thousand	Common shares	Additional paid-in capital	Other reserves (cumulative other comprehensive income)			Retained earnings	Minority interests	Shareholders' equity
			Currency translation	Unrealised gains/losses	Other			
Balance as at 1.1.2006	120,597	724,562	64,934	225,391	(1,582)	1,467,132	556,453	3,157,487
Capital increases/ additions							15,832	15,832
Capital repayments							(3,730)	(3,730)
Effects pursuant to IAS 8							(2,515)	(2,515)
Income and expenses directly recognised in equity			(111,316)	(297,725)	118		(20,099)	(429,022)
Tax effects on income and expenses directly recognised in equity			8,667	102,548	(35)			111,180
Dividend paid							(9,878)	(9,878)
Net income						256,575	45,573	302,148
Balance as at 30.6.2006	120,597	724,562	(37,715)	30,214	(1,499)	1,723,707	581,636	3,141,502
Balance as at 1.1.2007	120,597	724,562	(71,518)	144,199	(1,526)	1,981,521	608,551	3,506,386
Income and expenses directly recognised in equity			(23,056)	(47,526)	(521)	8,212	(129,676)	(192,567)
Tax effects on income and expenses directly recognised in equity			(2,123)	43,379	161			41,417
Dividends paid						(192,955)	(31,278)	(224,233)
Net income						292,971	27,059	320,030
Balance as at 30.6.2007	120,597	724,562	(96,697)	140,052	(1,886)	2,089,749	474,656	3,451,033

CONSOLIDATED CASH FLOW STATEMENT
as at 30 June 2007

Figures in EUR thousand	2007	2006
	1.1.–30.6.	1.1.–30.6.
I. Cash flow from operating activities		
Net income	320,030	302,148
Appreciation/depreciation	8,865	18,311
Net realised gains and losses on investments	(97,583)	(11,894)
Net realised gains and losses on disposal of discontinued operations	(87,723)	–
Amortisation of investments	(2,857)	(5,371)
Changes in funds held	(649,338)	865,915
Net changes in contract deposits	302,727	(210,596)
Changes in prepaid reinsurance premium (net)	147,352	431,934
Changes in tax assets/provisions for taxes	203,452	81,394
Changes in benefit reserves (net)	323,582	(182,285)
Changes in claims reserves (net)	401,212	69,200
Changes in deferred acquisition costs	(6,933)	(129,630)
Changes in other technical provisions	22,303	35,334
Changes in clearing balances	(641,653)	(275,229)
Changes in other assets and liabilities (net)	(82,950)	27,747
Cash flow from operating activities	160,486	1,016,978
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	62,033	43,048
Purchases	(25,435)	(15,953)
Fixed-income securities – loans and receivables		
Maturities, sales	9,966	453
Purchases	(314,277)	(41,839)
Fixed-income securities – available for sale		
Maturities, sales	2,885,365	3,227,057
Purchases	(2,830,251)	(3,861,610)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	12,058	10,359
Purchases	(8,716)	(28,491)
Equity securities – available for sale		
Sales	442,837	437,261
Purchases	(402,891)	(709,757)
Equity securities – at fair value through profit or loss		
Sales	20,340	–
Purchases	(10,207)	(10,000)

Figures in EUR thousand	2007	2006
	1.1.–30.6.	1.1.–30.6.
Other trading securities		
Sales	387	–
Other invested assets		
Sales	69,235	31,119
Purchases	(67,287)	(42,714)
Affiliated companies and participating interests		
Sales	606,542	6,651
Purchases	(135,699)	(11,325)
Real estate		
Sales	–	769
Purchases	–	(316)
Short-term investments		
Changes	(187,506)	(44,444)
Other changes (net)	(14,182)	(10,938)
Cash flow from investing activities	112,312	(1,020,670)
III. Cash flow from financing activities		
Contribution from capital measures	736	12,409
Dividends paid	(224,234)	(9,878)
Proceeds from long-term debts	–	1,522
Repayment of long-term debts	(9,981)	(31,100)
Other changes	3,530	2,515
Cash flow from financing activities	(229,949)	(24,532)
IV. Exchange rate differences on cash	(4,203)	(19,159)
Change in cash and cash equivalents (I.+II.+III.+IV.)	38,646	(47,383)
Cash and cash equivalents at the beginning of the period	351,776	465,161
Change in cash and cash equivalents according to cash flow statement	38,646	(47,383)
Cash and cash equivalents at the end of the period	390,422	417,778
Income taxes	(45,779)	(24,421)
Interest paid	(90,795)	(120,587)

SEGMENTAL REPORT
as at 30 June 2007

Hannover Re's segmental report is based on IAS 14 "Segment Reporting" and on the principles set out in German Accounting Standard No. 3 "Segment Reporting" (DRS 3) of the German Standards Council, supplemented by the requirements of DRS 3–20 "Segment Reporting of Insurance Enterprises".

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of assets

Figures in EUR thousand	**Non-life reinsurance**	
	2007	**2006**
	30.6.	**31.12.**
Assets		
Held to maturity	1,335,254	1,365,473
Loans and receivables	987,200	715,334
Available for sale	11,569,717	11,736,891
At fair value through profit or loss	104,426	114,072
Trading	13,593	15,577
Other invested assets	783,468	748,071
Short-term investments	540,407	564,903
Cash	243,920	269,911
Total investments and cash under own management	15,577,985	15,530,232
Funds held by ceding companies	1,083,562	1,106,247
Contract deposits	86	84
Total investments	16,661,633	16,636,563
Reinsurance recoverables on unpaid claims	2,698,471	2,935,168
Reinsurance recoverables on benefit reserves	–	–
Prepaid reinsurance premium	220,738	329,505
Reinsurance recoverables on other reserves	1,246	1,536
Deferred acquisition costs	319,210	305,233
Accounts receivable	2,163,241	2,068,526
Other assets in the segment	1,596,732	1,543,208
Assets classified as held for sale	–	2,906,123
Total	23,661,271	26,725,862

Life and health reinsurance		Consolidation		Total	
2007	2006	2007	2006	2007	2006
30.6.	31.12.	30.6.	31.12.	30.6.	31.12.
45,146	63,606	173,565	172,978	1,553,965	1,602,057
81,980	63,302	158,121	136,957	1,227,301	915,593
2,272,499	2,259,864	583,577	651,466	14,425,793	14,648,221
35,313	36,116	25,135	26,482	164,874	176,670
5,997	6,791	–	–	19,590	22,368
64,199	59,883	–	–	847,667	807,954
147,174	153,880	210,491	2,504	898,072	721,287
140,982	79,536	5,520	2,329	390,422	351,776
2,793,290	2,722,978	1,156,409	992,716	19,527,684	19,245,926
7,962,850	7,624,487	(2,414)	–	9,043,998	8,730,734
618,812	561,342	–	–	618,898	561,426
11,374,952	10,908,807	1,153,995	992,716	29,190,580	28,538,086
114,780	113,328	(1,259)	–	2,811,992	3,048,496
345,276	447,537	–	–	345,276	447,537
9,163	9,591	–	–	229,901	339,096
7,617	6,286	–	–	8,863	7,822
1,904,550	1,922,919	–	–	2,223,760	2,228,152
859,178	540,738	–	–	3,022,419	2,609,264
282,983	211,189	(557,677)	(492,617)	1,322,038	1,261,780
–	–	–	–	–	2,906,123
14,898,499	14,160,395	595,059	500,099	39,154,829	41,386,356

Segmentation of technical and other liabilities

Figures in EUR thousand	Non-life reinsurance	
	2007	2006
	30.6.	31.12.
Liabilities		
Loss and loss adjustment expense reserve	16,195,785	16,268,479
Benefit reserve	–	–
Unearned premium reserve	1,555,774	1,540,154
Provisions for contingent commissions	171,820	159,699
Funds held under reinsurance contracts	235,452	437,407
Contract deposits	159,816	147,594
Reinsurance payable	621,265	1,012,468
Long-term liabilities	45,676	56,857
Other liabilities in the segment	1,853,818	1,638,633
Liabilities related to assets held for sale	–	2,478,513
Total	20,839,406	23,739,804

Life and health reinsurance		Consolidation		Total	
2007	2006	2007	2006	2007	2006
30.6.	31.12.	30.6.	31.12.	30.6.	31.12.
1,413,811	1,327,846	(1,279)	–	17,608,317	17,596,325
6,289,988	6,109,154	–	–	6,289,988	6,109,154
45,958	40,880	–	–	1,601,732	1,581,034
49,069	41,070	–	–	220,889	200,769
916,113	982,037	(2,416)	–	1,149,149	1,419,444
3,711,030	3,379,187	–	–	3,870,846	3,526,781
385,179	204,110	(990)	(745)	1,005,454	1,215,833
–	–	1,373,049	1,372,036	1,418,725	1,428,893
1,167,434	1,229,294	(482,556)	(607,037)	2,538,696	2,260,890
–	–	–	62,334	–	2,540,847
13,978,582	13,313,578	885,808	826,588	35,703,796	37,879,970

Segmental statement of income

Figures in EUR thousand	Non-life reinsurance	
	2007	2006
	1.1.–30.6.	1.1.–30.6.
Gross written premium	2,964,416	3,729,983
thereof		
From insurance business with other segments	–	–
From insurance business with external third parties and from discontinued operations	2,964,416	3,729,983
Net premium earned	2,328,471	2,512,733
Net investment income	411,825	325,011
Claims and claims expenses	1,761,117	1,835,103
Change in benefit reserves	–	–
Commission and brokerage, change in deferred acquisition costs and other technical income/expenses	550,472	621,069
Administrative expenses	72,996	71,448
Other income and expenses	(34,211)	(6,509)
Operating profit/loss (EBIT)	321,500	303,615
Interest on hybrid capital	–	–
Net income before taxes	321,500	303,615
Taxes	73,066	75,183
Net income from continuing operations	248,434	228,432
Net income from discontinued operations	13,677	31,549
Net income	262,111	259,981
thereof		
Minority interest in profit and loss	20,685	39,397
Group net income	241,426	220,584

Life and health reinsurance		Consolidation		Total	
2007	2006	2007	2006	2007	2006
1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
1,532,264	1,282,564	(5,112)	–	4,491,568	5,012,547
5,112	–	(5,112)	–	–	–
1,527,152	1,282,564	–	–	4,491,568	5,012,547
1,376,702	1,123,957	–	–	3,705,173	3,636,690
149,239	133,339	18,852	25,557	579,916	483,907
784,204	697,129	(279)	(798)	2,545,042	2,531,434
214,492	67,513	–	–	214,492	67,513
389,942	387,954	(3,288)	(3,091)	937,126	1,005,932
29,900	28,015	(2,309)	(2,259)	100,587	97,204
21,801	1,516	(7,733)	(9,636)	(20,143)	(14,629)
129,204	78,201	16,995	22,069	467,699	403,885
–	–	38,517	38,497	38,517	38,497
129,204	78,201	(21,522)	(16,428)	429,182	365,388
32,899	20,871	33,899	(3,860)	139,864	92,194
96,305	57,330	(55,421)	(12,568)	289,318	273,194
–	–	17,035	(2,595)	30,712	28,954
96,305	57,330	(38,386)	(15,163)	320,030	302,148
6,374	6,176	–	–	27,059	45,573
89,931	51,154	(38,386)	(15,163)	292,971	256,575

Our secondary segmental reporting covers the continuing operations and is based on the regional origin of the investments and gross written premium.

Investments [1]

Figures in EUR thousand	2007	2006
	30.6.	31.12.
Total investments excluding cash		
Germany	6,129,737	5,873,843
United Kingdom	1,141,256	1,028,814
France	1,150,075	1,044,337
Other	2,817,785	2,836,679
Europe	11,238,853	10,783,673
USA	5,906,280	6,208,046
Other	557,502	536,015
North America	6,463,782	6,744,061
Asia	314,235	281,290
Australia	638,197	551,309
Australasia	952,432	832,599
Africa	307,891	291,548
Other	174,304	242,269
Total	19,137,262	18,894,150

Gross written premium [1]

Figures in EUR thousand	2007	2006
	1.1.–30.6.	1.1.–30.6.
Gross written premium		
Germany	839,150	842,458
United Kingdom	792,706	670,847
France	211,015	234,881
Other	616,596	613,939
Europe	2,459,467	2,362,125
USA	1,108,636	1,727,226
Other	202,473	196,276
North America	1,311,109	1,923,502
Asia	233,967	277,977
Australia	229,056	201,234
Australasia	463,023	479,211
Africa	128,449	132,961
Other	129,520	114,748
Total	4,491,568	5,012,547

[1] *After elimination of internal transactions within the Group across segments*

1. General reporting principles

The parent company Hannover Rückversicherung AG ("Hannover Re") and its subsidiaries (collectively referred to as the "Hannover Re Group") belong to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Hannover Re is obliged to prepare a consolidated financial statement and group management report in accordance with § 290 German Commercial Code (HGB). Furthermore, HDI is required by §§ 341 i et seq. German Commercial Code (HGB) to prepare consolidated annual accounts that include the annual financial statements of Hannover Re and its subsidiaries.

The consolidated financial statement of Hannover Re was drawn up in full compliance with the International Financial Reporting Standards (IFRS) that are to be used within the European Union. This also applies to all figures provided in this report for previous periods. Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as IFRS; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; unless the Notes make explicit reference to a particular standard, both terms are used synonymously.

The quarterly results of reinsurance enterprises, including those of Hannover Re, are for various reasons not a reliable indicator of the results for the financial year as a whole. Losses from natural disasters and other catastrophic losses impact the result of the reporting period in which they occur. Furthermore, belatedly reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including major accounting policies

The quarterly accounts of the consolidated companies included in the consolidated financial statement were drawn up as at 30 June 2007.

All standards adopted by the IASB as at 30 June 2007 with binding effect for the reporting period have been observed in the consolidated financial statement.

In the present half-yearly financial report as at 30 June 2007 we have for the first time included a self-contained, condensed risk report in the interim management report, to which we would hereby refer the reader. In combination with the outlook for the full 2007 financial year, the intention is to thereby further improve the reporting on major opportunities and risks in the financial year.

By taking these steps Hannover Re is also complying with the requirements of the Transparency Directive Implementing Act (TUG) in conjunction with § 37w Securities Trading Act (WpHG) for half-yearly financial reporting. Furthermore, from the first quarter of 2007 onwards we are reporting separately on major related party transactions. In addition to numerous provisions relating to publication and disclosure of the financial statement, the TUG recommends review of the half-yearly financial report by independent auditors, to whose review report we would refer the reader at the end of these Notes.

Effective 30 June 2007 management is for the first time required to submit a "responsibility statement" regarding the consolidated interim financial statement and interim management report. In this respect we have been guided by the wording standards contained in the draft of German Accounting Standard (GAS) No. 16 "Interim Financial Reporting" (cf. GAS 16.56). Please see here page 47 of the half-yearly financial report.

Following the sale of Praetorian Financial Group, Inc., New York, and with the aim of focusing on reinsurance business, we have divided our segmental reporting drawn up in accordance with the provisions of IAS 14

"Segment Reporting" into the business groups of non-life reinsurance and life and health reinsurance. Financial reinsurance – as part of the product range of non-life reinsurance – as well as the remaining portion of the specialty insurance business group are now reported together with and in the non-life reinsurance business group. The figures for the previous period shown for comparative purposes have been adjusted retrospectively.

The first-time adoption of new or modified IFRS will have a bearing on the Group annual financial report as at 31 December 2007 and will have the following implications: IFRS 7 "Financial Instruments: Disclosures", which is to be applied to financial years beginning on or after 1 January 2007, requires not only extended duties of disclosure with respect to the recognition of financial instruments but also more detailed explanations of the type and extent of the risks associated with such financial instruments. Following corresponding modification of IFRS 4 "Insurance Contracts" these provisions similarly apply to risks arising out of insurance contracts. The amendments of IAS 1 (rev. 2005) "Presentation of Financial Statements", which also apply to financial years beginning on or after 1 January 2007, require disclosures regarding the aims, methods and processes of capital management.

We would also refer to the relevant information in the consolidated financial statement as at 31 December 2006.

3. Consolidated companies and consolidation principles

Consolidated companies

Effective 1 January 2007 Hannover Re completed a reorganisation of some of its Irish group companies with no effect on income within the Group. With the exception of specific reinsurance contracts, the business operations of E+S Reinsurance (Ireland) Ltd. and Hannover Reinsurance (Dublin) Ltd. were transferred by sale to Hannover Reinsurance (Ireland) Ltd. Since that date E+S Reinsurance (Ireland) Ltd. and Hannover Reinsurance (Dublin) Ltd. have been in run-off and are no longer writing new business.

The company Castellum Holdings Ltd. and its subsidiary Castellum Re Ltd. held by Hannover Re (Bermuda) Ltd., Hamilton, were liquidated effective 21 March 2007.

A capital reduction of EUR 27.4 million was implemented in the first quarter at WRH Offshore High Yield Partners, L.P., Wilmington, 70.0% of which is held by Hannover Re and 30.0% by E+S Rück, through the sale of part of the company's assets and payment of the sales proceeds to the shareholders.

On 11 April 2007 Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) acquired effective 1 April 2007 the 10% stake held by a minority shareholder, CiV Lebensversicherung AG, Hilden (CiV Leben), in E+S Rück AG for a purchase price of EUR 135.2 million. CiV Leben, a subsidiary of Talanx AG, is an affiliated company as defined by IAS 24. This increase in the share held in an already consolidated Group company with no change in control status constitutes a transaction between entities under common control. In accordance with the applicable requirements of IFRS 3 in conjunction with IAS 27 we dispensed with a revaluation of the net assets and recognised the difference between the purchase price of the acquired shares and the pro-rata assets at existing book values in an amount of EUR 6.8 million as goodwill.

Capital consolidation

The capital consolidation complies with the standards of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or

de facto controlling influence. The capital consolidation is based on the revaluation method. Under the "purchase accounting" method the purchase costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the subsidiary and the purchase price is recognised as goodwill. Under IFRS 3 scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of regular impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence.

Companies over which Hannover Re is able to exercise a controlling influence ("associated companies") are normally consolidated "at equity" with the proportion of the shareholders' equity attributable to the Group. A controlling influence is presumed to exist if a company belonging to the Hannover Re Group directly or indirectly holds at least 20% – but no more than 50% – of the voting rights. Income from investments in associated companies is recognised separately in the consolidated statement of income.

Where minority interests in shareholders' equity exist, such interests are reported separately within Group shareholders' equity in accordance with IAS 1 "Presentation of Financial Statements".

The minority interest in the result is a component of net income and is shown separately as a "thereof" note following net income. As at 30 June 2007 it amounted to EUR 27.1 million (EUR 45.6 million).

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

Consolidation of special purpose entities

In the third quarter of the previous year, with the aim of transferring peak exposures deriving from natural disasters to the capital market, Hannover Re issued a catastrophe ("CAT") bond that can be traded on a secondary market – the first time it had used such a tool. The CAT bond with a volume of USD 150 million was placed with institutional investors from Europe and North America by a special purpose entity. Hannover Re does not exercise a controlling influence over the special purpose entity. Under IFRS this transaction is to be recognised as a financial instrument. In accordance with IAS 39.9 the contract constitutes a derivative, the fair value of which as at 30 June 2007 amounted to -EUR 3.4 million and which we carried under other liabilities as at the balance sheet date.

In January 2007 Hannover Re again drew on the capital market to obtain underwriting capacity for catastrophe risks by increasing the volume of last year's "K5" securitisation to EUR 394.5 million. Kaith Re Ltd., a special purpose entity domiciled in Bermuda, was used for the transaction, which was placed with investors in North America, Europe and Japan. The additional capital in the amount of EUR 80.4 million was provided by both new and existing investors. The planned term of the transaction runs until 31 December 2008. Pursuant to SIC-12 Kaith Re Ltd. has been included in the consolidated financial statements since 1 January 2006.

In February 2007 the Hannover Re Group transferred for the first time risks resulting from reinsurance recoverables to the capital market. This securitisation enables Hannover Re to reduce the default risk associated with reinsurance recoverables. The portfolio of receivables underlying the transaction has a nominal value of approximately EUR 1.0 billion and consists of exposures to insurers and reinsurers. The securities serving as collateral were issued via a special purpose entity. Payment to Hannover Re – after allowance for its deductible – is triggered by a retrocessionaire's insolvency. Hannover Re does not bear the majority of the economic benefits or risks arising out of the special purpose entity's activities through any of its business relations. In accordance with IAS 39.9 the transaction constitutes a derivative, the fair value of which as at 30 June 2007 amounted to -EUR 20 thousand and which we carried under other liabilities as at the balance sheet date.

In March 2007, with the aim of better protecting its balance sheet and further extending its access to the retrocession market, Hannover Re placed on the capital market a protection cover on its worldwide natural catastrophe business in an amount of EUR 150.4 million with a term of two years. A risk carrier in the form of a special purpose entity provides Hannover Re with aggregate excess of loss coverage. The underlying portfolio consists of the natural catastrophe business retained under the existing "K5" securitisation. The cover attaches upon occurrence of an aggregated 83-year-event for "K5" and is fully utilised upon occurrence of a 250-year accumulation. Within this spread the outside investors assume 90% of the modelled "K5" losses, while the remaining 10% remain with Hannover Re. Hannover Re does not bear the majority of the economic benefits or risks arising out of this company's activities through any of its business relations with the special purpose entity.

4. Discontinued operations

In the previous year Hannover Re reached agreement on the sale of its American subgroup Praetorian Financial Group, Inc., New York (PFG), to an Australian insurance group. Effective 31 May 2007 beneficial ownership of the assets and liabilities belonging to the subgroup classified in the previous periods as discontinued operations was transferred. They were therefore no longer recognised as at the balance sheet date. In accordance with the structure of the transaction, both the provisional purchase price of USD 805.9 million and the provisional disposal gain are subject to the final determination that is to be made in the fourth quarter of 2007. In compliance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", we recognise the profit or loss of PFG in the Group statement of income for all presented periods after tax in a separate line. For further explanatory remarks please see the corresponding information in the consolidated financial statement as at 31 December 2006.

The profit or loss and net cash flows of the discontinued operations are presented in the following tables and broken down into their major components. The reported half-yearly figures only cover transactions until the deconsolidation date of 31 May 2007.

Major items in the statement of income of the discontinued operations

Figures in EUR thousand	2007	2006
	1.1.–30.6.	1.1.–30.6.
Gross written premium	280,948	1,284,351
Ceded written premium	(42,885)	666,385
Net change in gross unearned premium	(14,725)	(209,282)
Net premium earned	309,108	408,684
Net investment income	20,696	10,663
Net underwriting result	25,175	36,048
Other income and expenses	(11,345)	(790)
Operating profit/loss (EBIT)	34,526	45,921
Interest on hybrid capital	2,358	2,650
Net income before taxes	32,168	43,271
Taxes	5,868	14,317
Acquirer's share of current income from discontinued operations	13,251	–
Group share of current income from discontinued operations	13,049	28,954
Income/loss from deconsolidation (after taxes)	17,663	–
Net income	30,712	28,954

As at 30 June 2007 the net income recognised from the discontinued operations includes a provisional disposal gain of EUR 17.7 million after taxes and less costs to sell. The tax expenditure attributable to this disposal gain amounts to EUR 69.4 million. Pursuant to the purchase agreement these amounts will be finally adjusted in the fourth quarter of 2007.

Statement of cash flows from the discontinued operations

Figures in EUR thousand	2007	2006
	1.1.–30.6.	1.1.–30.6.
Cash flow from operating activities	178,464	196,750
Cash flow from investing activities	(18,716)	(376,771)
Cash flow from financing activities	–	152,021
Change in cash and cash equivalents	159,748	(28,000)

5. Notes on the individual items of the balance sheet and statement of income

5.1 Investments including income and expenses

Investments are classified and measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Hannover Re Group classifies investments according to the following categories: held to maturity, loans and receivables, financial assets at fair value through profit or loss, held for trading and available for sale. The allocation and measurement of investments are determined by the investment intent.

Fixed-income securities classified as held to maturity as well as loans and receivables originated by the entity that are not listed on an active market or sold at short notice are measured at purchase cost – i. e. fair value as at purchase date including directly allocable transaction costs – plus amortised cost. The amortised cost derives from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are measured at fair value. The difference between the fair value and amortised cost is recognised outside the statement of income until realisation.

Financial assets at fair value through profit or loss and securities held for trading are measured at fair value. The difference between the fair value and amortised cost is recognised in the statement of income.

Securities whose fair value falls significantly or permanently below purchase cost are written down to current value and recognised in the statement of income.

The investments also include investments in associated companies, real estate used by third parties, short-term investments, cash and funds held. The other investments primarily consist of shares in private equity limited partnerships.

For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2006.

Maturities of the fixed-income and variable-yield securities

Figures in EUR thousand	2007		2006	
	Cost or amortised cost	Fair value	Cost or amortised cost	Fair value
	30.6.	30.6.	31.12.	31.12.
Held to maturity				
due in one year	40,594	44,119	66,775	66,892
due after one through two years	20,540	20,166	27,742	27,295
due after two through three years	22,196	21,984	–	–
due after three through four years	133,017	131,453	21,615	21,749
due after four through five years	243,489	238,916	203,263	204,026
due after five through ten years	1,083,139	1,056,331	1,271,484	1,281,502
due after ten years	10,990	10,744	11,178	11,357
Total	1,553,965	1,523,713	1,602,057	1,612,821
Loans and receivables				
due in one year	18,616	18,744	27,992	28,147
due after one through two years	49,967	49,271	24,774	25,347
due after two through three years	158,452	152,228	62,218	60,628
due after three through four years	55,107	52,399	123,217	119,212
due after four through five years	57,478	53,871	91,335	87,326
due after five through ten years	857,192	809,015	554,829	534,798
due after ten years	30,489	29,452	31,228	31,213
Total	1,227,301	1,164,980	915,593	886,671
Available for sale				
due in one year	1,430,184	1,410,170	1,381,230	1,380,347
due after one through two years	1,530,377	1,518,188	1,700,790	1,692,481
due after two through three years	1,293,948	1,266,799	1,678,241	1,637,918
due after three through four years	1,272,395	1,244,935	1,566,342	1,562,701
due after four through five years	1,131,919	1,114,072	1,187,735	1,176,674
due after five through ten years	4,519,760	4,367,729	4,543,454	4,472,663
due after ten years	1,815,358	1,774,882	1,123,275	1,139,366
Total	12,993,941	12,696,775	13,181,067	13,062,150
Financial assets at fair value through profit or loss				
due in one year	101,689	101,689	102,378	102,482
due after one through two years	356	553	895	1,224
due after two through three years	–	–	–	–
due after three through four years	–	–	–	–
due after four through five years	1,382	1,676	–	–
due after five through ten years	33,130	33,195	31,840	31,928
due after ten years	25,302	27,761	27,411	30,829
Total	161,859	164,874	162,524	166,463

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Floating-rate bonds (also known as "floaters") are shown under the maturities due in one year and constitute our interest-related, within-the-year reinvestment risk.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their fair value

30.6.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	52,793	–	3,576	1,044	50,261
US treasury notes	350,834	–	2,395	2,842	351,281
Other foreign government debt securities	7,139	–	140	26	7,025
Debt securities issued by semi-governmental entities	444,624	2,188	6,730	6,808	446,890
Corporate securities	432,068	1,256	9,507	14,320	438,137
Asset-backed securities	237,516	22	11,370	3,951	230,119
Total	1,524,974	3,466	33,718	28,991	1,523,713

31.12.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	52,922	–	1,355	813	52,380
US treasury notes	358,281	4,455	–	2,942	365,678
Other foreign government debt securities	6,648	84	–	25	6,757
Debt securities issued by semi-governmental entities	455,039	8,305	1,709	9,402	471,037
Corporate securities	446,116	7,290	3,150	11,536	461,792
Asset-backed securities	252,169	90	3,246	6,164	255,177
Total	1,571,175	20,224	9,460	30,882	1,612,821

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their fair value

30.6.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	19,977	–	1,279	23	18,721
Debt securities issued by semi-governmental entities	260,380	349	15,073	3,633	249,289
Corporate securities	483,638	485	24,429	9,889	469,583
Asset-backed securities	441,287	268	22,642	8,474	427,387
Total	1,205,282	1,102	63,423	22,019	1,164,980

31.12.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	19,979	–	468	168	19,679
Debt securities issued by semi-governmental entities	220,901	191	9,471	2,755	214,376
Corporate securities	368,929	989	11,325	5,435	364,028
Asset-backed securities	293,129	1,173	10,011	4,297	288,588
Total	902,938	2,353	31,275	12,655	886,671

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

30.6.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	757,968	306	21,538	13,894	750,630
US treasury notes	1,726,743	1,011	34,492	22,434	1,715,696
Other foreign government debt securities	320,334	965	2,535	2,397	321,161
Debt securities of semi-governmental entities	3,475,461	6,320	82,339	53,481	3,452,923
Corporate securities	3,534,472	17,338	108,501	60,352	3,503,661
Asset-backed securities	2,171,026	7,516	62,242	27,266	2,143,566
Investment funds	816,827	20,082	39,057	11,286	809,138
	12,802,831	53,538	350,704	191,110	12,696,775
Equity securities					
Shares	382,912	97,308	4,542	–	475,678
Investment funds	1,038,834	216,452	1,946	–	1,253,340
	1,421,746	313,760	6,488	–	1,729,018
Short-term investments	897,162	–	–	910	898,072
Total	15,121,739	367,298	357,192	192,020	15,323,865

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

31.12.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	980,946	1,747	12,241	15,982	986,434
US treasury notes	1,899,898	3,215	25,662	22,933	1,900,384
Other foreign government debt securities	289,217	608	1,780	2,068	290,113
Debt securities of semi-governmental entities	3,360,131	11,949	47,231	50,403	3,375,252
Corporate securities	3,801,556	27,667	64,041	72,280	3,837,462
Asset-backed securities	1,864,670	12,471	27,381	25,539	1,875,299
Investment funds	784,131	17,234	15,472	11,313	797,206
	12,980,549	74,891	193,808	200,518	13,062,150
Equity securities					
Shares	428,788	76,980	2,491	–	503,277
Investment funds	944,959	138,076	241	–	1,082,794
	1,373,747	215,056	2,732	–	1,586,071
Short-term investments	720,482	–	–	805	721,287
Total	15,074,778	289,947	196,540	201,323	15,369,508

Fair value of financial assets at fair value through profit or loss before and after accrued interest as well as accrued interest on such financial assets

30.6.2007			
Figures in EUR thousand	**Fair value before accrued interest**	**Accrued interest**	**Fair value**
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9,740	131	9,871
Corporate securities	152,641	712	153,353
Asset-backed securities	1,650	–	1,650
	164,031	843	164,874
Other financial assets			
Derivative financial instruments	19,590	–	19,590
Total	183,621	843	184,464

31.12.2006			
Figures in EUR thousand	**Fair value before accrued interest**	**Accrued interest**	**Fair value**
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9,488	231	9,719
Corporate securities	150,611	1,683	152,294
Asset-backed securities	4,431	19	4,450
	164,530	1,933	166,463
Equity securities			
Investment funds	10,207	–	10,207
Other financial assets			
Derivative financial instruments	–	–	–
Total	197,105	1,933	199,038

Other financial assets

As at 30 June 2007 Hannover Re is reporting as financial assets at fair value through profit or loss technical derivatives previously recognised in the trading portfolio in an amount of EUR 19.6 million (31 December 2006: EUR 22.4 million) that were separated from the underlying transaction and measured at fair value. The figures for the corresponding period of the previous year have been adjusted accordingly retrospectively.

Investment income

Figures in EUR thousand	2007	2006
	30.6.	30.6.
Real estate	932	11,617
Dividends	23,414	20,111
Interest income on investments	367,986	338,379
Other income	17,133	15,041
Ordinary investment income	409,465	385,148
Profit or loss on shares in associated companies	3,473	1,192
Realised gains on investments	134,320	49,870
Realised losses on investments	36,737	37,976
Unrealised gains and losses	(141)	10,207
Impairments/depreciation on real estate	278	2,906
Impairments on equity securities	339	5,450
Impairments on participating interests and other financial assets	–	2,841
Other investment expenses	27,798	25,758
Net income from assets under own management	481,965	371,486
Interest income on funds withheld and contract deposits	118,966	133,164
Interest expense on funds withheld and contract deposits	21,015	20,743
Total investment income	579,916	483,907

Interest income on investments

Figures in EUR thousand	2007	2006
	30.6.	30.6.
Fixed-income securities – held to maturity	33,630	33,107
Fixed-income securities – loans and receivables	28,214	13,729
Fixed-income securities – available for sale	278,221	270,014
Financial assets – at fair value through profit or loss	3,304	2,060
Other	24,617	19,469
Total	367,986	338,379

5.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,977 (31 December 2006: 1,988). Of this number, 888 were employed in Germany in the reporting period and 1,090 were employed at the consolidated Group companies abroad; as at the balance sheet date the discontinued operations accounted for 249 staff. Following its disposal in the second quarter they are no longer included in the staff numbers.

5.3 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

The shareholders' equity (share capital of the parent company) amounts to EUR 120,597,134.00. It is divided into 120,597,134 voting and dividend-bearing registered no-par-value shares. The shares are paid in in full.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009.

New individual registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares.

In addition, conditional capital of up to EUR 60,299 thousand is available. It can be used to grant shares to holders of convertible bonds and bonds with warrants as well as to holders of profit-sharing rights or participating bonds with conversion rights and warrants and has a time limit of 11 May 2011.

5.4 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 3 May 2007, the company was authorised until 31 October 2008 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

5.5 Earnings per share

Basic and diluted earnings per share

	2007			2006		
	1.1.–30.6.			1.1.–30.6.		
	Result (in EUR thousand)	**No. of shares**	**Per share (in EUR)**	**Result (in EUR thousand)**	**No. of shares**	**Per share (in EUR)**
Group net income						
Weighted average of issued shares		120,597,134			120,597,134	
Earnings per share	292,971	120,597,134	2.43	256,575	120,597,134	2.13
from continuing operations	262,259	120,597,134	2.18	227,621	120,597,134	1.89
from discontinued operations	30,712	120,597,134	0.25	28,954	120,597,134	0.24

6. Transactions with related parties

IAS 24 defines related parties inter alia as parent companies and subsidiaries, subsidiaries of a common parent company, associated companies, legal entities under the influence of management and the management of the company itself. In the year under review the following significant business relations existed with related parties.

HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) indirectly holds a majority interest in Hannover Re through the subsidiaries Talanx AG, HDI Verwaltungs-Service AG and Zweite HDI Beteiligungsgesellschaft mbH, all based in Hannover.

The Hannover Re Group provides reinsurance protection for the HDI Group. To this extent, numerous underwriting business relations exist with related parties in Germany and abroad which are not included in Hannover Re's consolidation. This includes business both assumed and ceded at usual market conditions.

The major reinsurance relationships with related parties in the year under review are listed in the following table.

Business assumed and ceded in Germany and abroad

Figures in EUR thousand	2007	
Related parties	Premium	Underwriting result
Business assumed		
ASPECTA Assurance International AG	10,285	1,739
ASPECTA Assurance International Luxembourg S.A.	15,739	1,825
ASPECTA Lebensversicherung AG	72,727	2,463
ASPECTA Versicherung AG	8,824	(4,294)
CiV Lebensversicherung AG	24,126	424
CiV Versicherung AG	9,115	1,198
Gerling Konzern Allgemeine Versicherungs-AG	79,981	(8,643)
HDI Asecuracja Towarzystwo Ubezpieczen S.A.	8,468	(431)
HDI Assicurazioni S.p.A.	6,436	2,627
HDI Gerling Lebensversicherung AG	7,575	(1,832)
HDI Gerling Verzekeringen N.V.	13,212	3,732
HDI HANNOVER International España, Cia. de Seguros y Reaseguros S.A.	8,223	1,243
HDI Hannover Versicherung AG	7,840	2,771
HDI Industrie Versicherung AG	67,545	(15,678)
HDI Sigorta A.S.	7,281	(7,164)
Magyar Posta Biztosító Részvénytársaság	5,104	(533)
PB Lebensversicherung AG	18,614	(404)
PB Versicherung AG	2,698	(256)
Other companies	3,114	1,881
Total	376,907	(19,332)
Business ceded		
HDI Industrie Versicherung AG	(601)	(210)
Other companies	(21)	(29)
Total	(622)	(239)

With effect from the 1997 financial year onwards all new business and renewals written on the German market have been the responsibility of E+S Rück, while Hannover Re has handled foreign markets. Internal retrocession arrangements ensure that the percentage breakdown of the business applicable to the previously existing underwriting partnership is largely preserved between these companies.

Within the contractually agreed framework AmpegaGerling Asset Management GmbH performs investment and asset management services for Hannover Re and some of its subsidiaries. Assets in special funds are managed by AmpegaGerling Investment GmbH. AmpegaGerling Immobilien Management GmbH performs services for Hannover Re within the framework of a management contract.

Companies belonging to the Talanx Group granted the Hannover Re Group insurance protection inter alia in the areas of public liability, fire, group accident and business travel collision insurance. Divisions of Talanx AG also performed services for us in the area of general administration. All transactions were effected at usual market conditions.

With regard to the acquisition of the 10% stake held by CiV Lebensversicherung AG, a subsidiary of Talanx AG, in E+S Rück AG by Hannover Rück Beteiligung Verwaltungs-GmbH, please see our remarks in Section 3 "Consolidated companies and consolidation principles".

7. Other notes

7.1 Contingent liabilities

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee. Effective 4 June 2007 the issuer bought back the debt from Hannover Re in an amount of USD 380.0 million for the purpose of cancelling the debt. The cancellation process had not been completed as at the balance sheet date.

Hannover Re has placed three subordinated debts on the European capital markets through its subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the volume of which now stands at EUR 138.1 million, and the debts from financial years 2004 and 2005 in amounts of EUR 750.0 million and EUR 500.0 million respectively. For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2006.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee for a period until 2009 limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,178.0 million (31 December 2006: EUR 2,238.8 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,448.8 million (31 December 2006: EUR 2,684.2 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 85.3 million (31 December 2006: EUR 91.3 million) for E+S Rück AG and EUR 189.7 million (31 December 2006: EUR 155.0 million) for Hannover Re. These involve primarily private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. As at the balance sheet date the estimated amount of the reinsurance commitments remained unchanged at EUR 33.4 million.

7.2 Events after the end of the half-year

Effective 1 July 2007 Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) sold 2% of its stake in E+S Rück AG to an outside third party by way of a share reduction in a consolidated Group company without a change of control status. Additional paid-in capital of HRBV was released in the amount of the purchase price by a partners' resolution dated 26 June 2007 and transferred to Hannover Re as the sole shareholder of HRBV.

In a press release dated 5 July 2007 we announced the opening of a branch office in the Kingdom of Bahrain in addition to the already existing subsidiary Hannover ReTakaful B.S.C. (c), which was established in 2006. Hannover Rückversicherung AG, Bahrain Branch, is expected to commence business operations on 1 January 2008, having received the required licence from the Central Bank of Bahrain (CBB) in June 2007.

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Hannover, 27 July 2007

Executive Board

Zeller Arrago Dr. Becke

Gräber Dr. König Dr. Pickel Wallin

Review report by the independent auditors

to Hannover Rückversicherung AG, Hannover

We have reviewed the condensed consolidated interim financial statements – comprising the balance sheet, income statement, cash flow statement, statement of changes in shareholders' equity and selected explanatory notes – together with the interim Group management report of Hannover Rückversicherung AG, Hannover, for the period from 1 January to 30 June 2007, which are components of the half-yearly financial report pursuant to § 37w of the German Securities Trading Act (WpHG). The preparation of the condensed consolidated interim financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and of the interim management report for the Group in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company's Board of Management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim management report for the Group based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim management report for the Group in accordance with German generally accepted standards for the review of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim management report for the Group has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and thus provides less assurance than an audit. Since, in accordance with our mandate, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU or that the interim management report for the Group has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Hannover, 1 August 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany
Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Stefan Schulz

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

[redacted]

Zwischenbericht

hannover rück

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2007					2006		
	1.1.–31.3	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.	31.12.
Ergebnis								
Gebuchte Bruttoprämie	2.408,4	2.083,1	-11,5 %	4.491,6	-10,4 %	2.354,7	5.012,6	
Verdiente Nettoprämie	1.736,8	1.968,4	+6,8 %	3.705,2	+1,9 %	1.842,3	3.636,7	
Versicherungstechnisches Ergebnis	-88,6	-3,5	-90,5 %	-92,1	+40,8 %	-36,4	-65,4	
Kapitalanlageergebnis	255,1	324,9	+33,2 %	579,9	+19,8 %	244,0	483,9	
Operatives Ergebnis (EBIT)	154,2	313,5	+44,1 %	467,7	+15,8 %	217,6	403,9	
Konzernüberschuss	123,5	169,4	+12,3 %	293,0	+14,2 %	150,8	256,6	
Bilanz								
Haftendes Kapital	5.020,9			4.824,1	-1,1 %			4.878,4
Eigenkapital	3.052,4			2.976,4	+2,7 %			2.897,8
Anteile anderer Gesellschafter	595,8			474,7	-22,0 %			608,6
Hybridkapital	1.372,7			1.373,0	+0,1 %			1.372,0
Kapitalanlagen (inkl. Depotforderungen)	28.688,4			29.190,6	+2,3 %			28.538,1
Bilanzsumme	42.146,5			39.154,8	-5,4 %			41.386,4
Aktie								
Ergebnis je Aktie (verwässert) in EUR	1,02	1,41		2,43		1,25	2,13	
Buchwert je Aktie in EUR	25,31			24,68	+2,7 %		21,23	24,03
Aktienkurs zum Quartalsende in EUR	33,35	35,95	+31,4 %	35,95	+2,5 %	27,35	27,35	35,08
Dividende	–	–		–		–	–	193,0
Dividende je Aktie in EUR	–	–		–		–	–	1,60
Marktkapitalisierung	4.021,9			4.335,5	+2,5 %		3.298,3	4.230,5
Kennzahlen								
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung [1]	105,2 %	98,9 %		101,9 %		100,3 %	99,4 %	
Großschäden in Prozent der verdienten Nettoprämie [2]	15,9 %	3,3 %		9,2 %		1,1 %	3,9 %	
Selbstbehalt	84,9 %	86,8 %		85,8 %		75,8 %	77,0 %	
Kapitalanlagenrendite	4,3 %	5,4 %		4,9 %		4,2 %	4,2 %	
EBIT-Rendite [3]	8,9 %	15,9 %		12,6 %		11,8 %	11,1 %	
Eigenkapitalrendite (nach Steuern)	16,6 %	22,5 %		19,9 %		23,4 %	19,9 %	

[1] *Einschließlich Depotzinsen*
[2] *Naturkatastrophen und sonstige Großschäden > 5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns*
[3] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Wilhelm Zeller
Vorsitzender
des Vorstands



Verehrte Aktionäre,
sehr geehrte Damen und Herren,

anlässlich unseres Investorentages im Juni habe ich unsere Erwartung untermauert, dass 2007 für die Hannover Rück ein weiteres Jahr der Gewinnsteigerung werden wird. Trotz relativ deutlicher Großschadenbelastungen zeigt unser Halbjahresergebnis, dass diese Erwartung realistisch ist. Ihre Gesellschaft hat mit dem vorliegenden Ergebnis eine gute Ausgangsbasis erlangt, um das Gewinnziel für das Gesamtjahr – eine Eigenkapitalrendite von mindestens 15 Prozent nach Steuern – zu erreichen.

Mit der Entwicklung unseres Geschäftsfeldes *Schaden-Rückversicherung* im zweiten Quartal bin ich durchweg zufrieden: Wir haben Ende Mai den Verkauf unserer im Spezialgeschäft tätigen US-Erstversicherungstochter Praetorian Financial Group, Inc. vollzogen und konzentrieren uns nun uneingeschränkt auf unser Kerngeschäft – die Rückversicherung. Angesichts unserer strategischen Ausrichtung als „Multi Specialist" ist Ihr Unternehmen breit aufgestellt, bestens diversifiziert und damit für die kommenden Herausforderungen gut gerüstet.

Um die Chancen im attraktiven deutschen Markt optimal nutzen zu können, haben wir unsere Beteiligung an der E+S Rück – die im Konzern exklusiv für das Deutschlandgeschäft zuständig ist – zum 1. April um zehn Prozent auf 65,8 Prozent erhöht.

Positiv auf unser Geschäft wirkte sich die unverändert gute Marktsituation in der Schaden-Rückversicherung aus. Obwohl die Vertragserneuerungssaison zum 1. Januar 2007 gezeigt hat, dass der Zenit des „harten" Marktes mittlerweile überschritten ist, verliefen die Erneuerungsrunden zum Juni/Juli in Nordamerika positiver als zunächst angenommen. So blieben die Preise für Naturkatastrophendeckungen in den USA mit wenigen Ausnahmen stabil; in der sonstigen Sachrückversicherung war der Prämienabrieb moderat. Nach acht aufeinanderfolgenden Jahren stetiger Preisanstiege sind die Raten unverändert risikoadäquat.

Wie Sie wissen, ist das Thema Risikomanagement in unserem Hause hoch priorisiert: Wir haben unsere Spitzenrisiken weiter reduziert und darüber hinaus im ersten Quartal mit neuen Kapitalmarkttransaktionen abermals Vorsorge getroffen, damit außergewöhnliche Großschäden unsere Kapitalbasis nicht belasten. Wir verfügen neben traditionellen Deckungen nun über vielfältige Absicherungen im Rahmen des alternativen Risikotransfers. Unsere Strategie, verstärkt Versicherungsrisiken in den Kapitalmarkt zu transferieren, sorgt einerseits für eine bessere Diversifizierung unseres Schutzdeckungsprogramms und verringert angesichts derzeitig teurerer Retrozessionen auch unsere Kosten für eigene Rückdeckung.

Im Hinblick auf die Geschäftsentwicklung bei den strukturierten Deckungen – dem ehemaligen Finanz-Rückversicherungsgeschäft – bin ich zufrieden. Wir registrieren eine zunehmende Nachfrage nach Kapital ersetzenden Verträgen speziell in den Schwellenländern, in denen ein starker ökonomischer Aufschwung zu verzeichnen ist. Ausdrücklich positiv bewerten wir die jüngst in Kraft getretenen Änderungen im deutschen Versicherungsaufsichtsgesetz (VAG). Hierin wurden auch Vorschriften für die Finanz-Rückversicherung erlassen, die hoffentlich dazu beitragen, Unsicherheiten im Umgang mit strukturierten Produkten zu beseitigen.

Unser zweites Geschäftsfeld – die *Personen-Rückversicherung* – entwickelte sich unverändert sehr erfreulich; es schließt damit nahtlos an die solide Wachstumsdynamik des Geschäftsjahres 2006 an. Mit unserem „Fünf-Säulen-Modell" verfügen wir über eine exzellente Plattform für ein nachhaltiges zweistelliges Wachstum. Dieses Modell umfasst neben der traditionellen Lebens- und Krankenrückversicherung die Finanzierung von Neugeschäft, die Entwicklung neuer Märkte und Produkte, Bancassurance und Partnerschaften mit großen multinationalen Kunden. Unser Ziel, eine EBIT-Rendite von über fünf Prozent zu erreichen, haben wir im ersten Halbjahr deutlich übertroffen.

Recht zufrieden bin ich auch mit der Entwicklung unserer Kapitalanlagen: Auf Grund gestiegener Durchschnittsrenditen im Portfolio und deutlicher Gewinnrealisierungen im Aktienbereich konnte für das erste Halbjahr 2007 ein verbessertes Kapitalanlageergebnis erzielt werden.

Nach einer mäßigen Kursentwicklung der Hannover Rück-Aktie zu Beginn des Jahres konnte sie im Verlauf des zweiten Quartals deutlich zulegen. Ihre Gesellschaft verfügt noch über viel Potenzial, und deshalb bin ich zuversichtlich, dass sich dieses früher oder später in weiter steigenden Kursen manifestiert.

Für Ihr Vertrauen in die Hannover Rück danke ich Ihnen – auch im Namen aller meiner Vorstandskollegen – sehr herzlich. Unser oberstes Ziel ist und bleibt es, Ihre Gesellschaft weiterhin profitabel und sicher in die Zukunft zu führen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1] [2] Berg	Vorsitzender
Dr. Klaus Sturany [1] Dortmund	Stellv. Vorsitzender (seit 3. Mai 2007)
Herbert K. Haas [1] [2] Burgwedel	
Uwe Kramp [3] Hannover (seit 3. Mai 2007)	
Karl Heinz Midunsky Gauting	
Ass. jur. Otto Müller [3] Hannover	
Dr. Immo Querner Ehlershausen	
Ass. jur. Renate Schaper-Stewart [3] Lehrte (bis 3. Mai 2007)	
Dr. Erhard Schipporeit [2] Hannover (seit 3. Mai 2007)	
Dipl.-Ing. Hans-Günter Siegerist [3] Nienstädt (bis 3. Mai 2007)	
Gert Waechtler [3] Großburgwedel (seit 3. Mai 2007)	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

[1] Mitglied des Ausschusses für Vorstandsangelegenheiten
[2] Mitglied des Bilanzausschusses
[3] Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Der deutsche Aktienmarkt entwickelte sich im ersten Halbjahr 2007 sehr erfreulich. Im Vergleich zu den großen Aktienmärkten weltweit landeten Dax und MDax auf den vordersten Plätzen. Der Dax hat seit Jahresbeginn um ein Fünftel zugelegt und im Juni die 8.000er Marke durchbrochen. Der MDax konnte sich im gleichen Zeitraum um 15,7 % verbessern. Im Vergleich hierzu blieb der Dow Jones mit 7,5 % deutlich hinter den europäischen Aktienindizes zurück.

Die Weltwirtschaft durchläuft laut Internationalem Währungsfonds eine der besten Wachstumsphasen der letzten 40 Jahre. Sowohl die Federal Reserve Bank als auch die Europäische Zentralbank halten vor diesem Hintergrund an einer restriktiven Geldpolitik fest, die die Aktienmärkte nicht unberührt lässt.

Die Volatilität an den internationalen Aktienmärkten hat zugenommen. Dies verstärkt die Befürchtungen von Kurseinbrüchen. Spekulative Übertreibungen – insbesondere an den Boom-Märkten Asiens, wie zuletzt in China –, aber auch schwelende Probleme am US-Immobilienmarkt ließen die Aktienkurse weltweit schwanken.

Betrachtet man die Hannover Rück-Aktie, so konnte sie im ersten Halbjahr 2007 ansatzweise am guten Verlauf des deutschen Aktienmarktes partizipieren. Seit Jahresbeginn betrug die Performance 7,1 %; bezogen auf das Jahrestief vom 15. März 2007 (30,75 EUR) zeigte die Hannover Rück-Aktie sogar eine Wertentwicklung von 22,2 % zum 29. Juni 2007. Ihren bisherigen Jahreshöchststand hatte unsere Aktie am 2. Mai 2007 bei einem Kurs von 37,50 EUR. Hier waren dann Gewinnmitnahmen zu verzeichnen, und der Kurs pendelte bis Ende des zweiten Quartals zwischen 35,50 EUR und 36,50 EUR.

Mit einer Dividendenrendite von knapp 5 % und einem Kurs-Gewinn-Verhältnis von rund 8 bezogen auf das von Analysten erwartete 2007er Ergebnis ist die Aktie im Branchenvergleich unverändert attraktiv bewertet.

Kursentwicklung der Hannover Rück-Aktie im Vergleich zu gängigen Indizes und zum ABN Amro Global Reinsurance Index



in %
250
225
200
175
150
125
100
75
50
2. Januar 2004
2. April 2004
2. Juli 2004
2. September 2004
2. Dezember 2004
2. März 2005
2. Juni 2005
2. August 2005
2. November 2005
2. Februar 2006
2. Mai 2006
2. Juli 2006
2. Oktober 2006
2. Januar 2007
2. April 2007
29. Juni 2007
Hannover Rück-Aktie
Dax
MDax
ABN Amro Global Reinsurance Index
Prime Insurance Performance Index

Der gewichtete ABN Amro Rothschild Global Reinsurance Index, den wir als unseren internen Vergleichsmaßstab ansehen, zeigte zum Halbjahresende 2007 eine positive Performance von 9,7 % und verlief im ersten Halbjahr 2007 besser als die Hannover Rück-Aktie (7,1 %). Sowohl dieser Index als auch die Hannover Rück-Aktie haben sich somit wieder von der negativen Performance des ersten Quartals erholt, wobei der Index am teilweise überdurchschnittlich positiven Verlauf einzelner Werte im ersten Halbjahr 2007 partizipieren konnte.

Unsere Investor-Relations-Aktivitäten haben wir im ersten Halbjahr mit unserem 10. Investorentag abgerundet. Zahlreiche Finanzanalysten und Investoren sind nach Hannover gekommen, um in Vorträgen und Gesprächen mit Vorstand und Management Informationen aus erster Hand zu erhalten. Besonderes Augenmerk wurde in diesem Jahr auf die Personen-Rückversicherung, das Geschäftsfeld mit dem größten Wachstumspotenzial, gelegt. In zwei vertiefenden Beiträgen wurden die beiden größten Personen-Rückversicherungsmärkte, die USA und Großbritannien, vorgestellt. Aber auch die Schaden-Rückversicherung kam nicht zu kurz: Es wurde über Themen wie „Hannover Rück – ein Multi Specialist", unsere Verbriefungen und das Risikomanagement referiert und der Tag mit einem Ausblick auf das Jahr 2007 abgeschlossen.

Angaben zur Aktie

in EUR	30.6.2007	2006	2005	2004	2003 [1]	2002 [1]
Ergebnis je Aktie (verwässert)	2,43	4,27	0,41	2,32	3,24	2,75
Ausschüttung je Aktie	–	1,60	–	1,00	0,95	0,85

[1] Auf US GAAP-Basis

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	50,2 % Talanx AG 49,8 % Streubesitz
Grundkapital zum 30. Juni 2007:	120.597.134,00 EUR
Zahl der Aktien zum 30. Juni 2007:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 30. Juni 2007:	4.335,5 Mio. EUR

Geschäftsverlauf

Mit dem Verlauf des ersten Halbjahrs 2007 sind wir sehr zufrieden. Die Ergebnisse unserer beiden Geschäftsfelder Schaden- und Personen-Rückversicherung bilden eine gute Grundlage für das Erreichen unseres Jahresgewinnziels: einer Eigenkapitalrendite von mindestens 15 %.

Zum 31. Mai 2007 wurde der erfolgreiche Verkauf unserer im Spezialgeschäft tätigen US-Erstversicherungstochter Praetorian Financial Group, Inc. vollzogen. Gemäß IFRS 5 ist ihr Ergebnis sowohl für das zweite Quartal als auch für das Halbjahr in der Gewinn- und Verlustrechnung in einer separaten Zeile ausgewiesen (Überschuss aus aufgegebenen Geschäftsbereichen). Um die Vergleichbarkeit sicherzustellen, haben wir die Zahlen der Vorjahresperiode entsprechend angepasst.

Angesichts der weitaus besseren Marktsituation in der Rückversicherung setzen wir das frei gewordene Risikokapital für den Ausbau attraktiver Geschäfte in der Schaden- und Personen-Rückversicherung ein.

Die gebuchte Bruttoprämie für das Gesamtgeschäft betrug zum 30. Juni 2007 4,5 Mrd. EUR (5,0 Mrd. EUR). Dies bedeutet einen Rückgang von 10,4 % gegenüber der Vergleichsperiode. Ausschlaggebend hierfür waren der Verkauf der Praetorian und der damit zusammenhängende Rückzug auch der Clarendon aus dem aktiven Spezialgeschäft. Diese Effekte konnten trotz des Wachstums in der Personen-Rückversicherung nicht voll kompensiert werden. Bei konstanten Währungskursen hätte der Rückgang 7,8 % betragen. Der Selbstbehalt erhöhte sich auf Grund niedrigerer Retrozessionen auf 85,8 % (77,0 %), sodass die Nettoprämie um 1,9 % auf 3,7 Mrd. EUR (3,6 Mrd. EUR) stieg.

Die Kapitalanlagen entwickelten sich insgesamt zufrieden stellend. Der vergleichsweise geringe Anstieg der selbst verwalteten Kapitalanlagen ist vornehmlich auf die kompensierende Wirkung der US-Dollar-Entwicklung im Zusammenhang mit moderaten Mittelzuflüssen zurückzuführen. Dennoch konnten sich die ordentlichen Kapitalanlageerträge ohne Depotzinsen gegenüber dem Vorjahreswert von 385,1 Mio. EUR auf 409,5 Mio. EUR verbessern. Dies ist vor allem auf eine gestiegene Durchschnittsrendite in den Portefeuilles zurückzuführen. Die erfreuliche Entwicklung der Aktienmärkte konnte die weltweiten Renditeanstiege im festverzinslichen Bereich nicht vollständig kompensieren, sodass es im Konzern-Portefeuille zu einem Erodieren der unrealisierten Gewinne und Verluste kam. Außerordentliche Gewinnmitnahmen im Aktienbereich führten u. a. zu einem um 29,7 % verbesserten Ergebnis aus selbst verwalteten Kapitalanlagen, wodurch die wiederum rückläufigen Depotzinsen deutlich überkompensiert wurden. Vor diesem Hintergrund stieg das Netto-Kapitalanlageergebnis um erfreuliche 19,8 % auf 579,9 Mio. EUR (483,9 Mio. EUR).

Das operative Ergebnis (EBIT) stieg zum 30. Juni 2007 um 15,8 % auf 467,7 Mio. EUR (403,9 Mio. EUR). Der Konzernüberschuss erhöhte sich um 14,2 % auf 293,0 Mio. EUR (256,6 Mio. EUR). Hierin ist ein Entkonsolidierungsgewinn aus dem Verkauf der Praetorian von 17,7 Mio. EUR enthalten. Der Gewinn je Aktie beträgt 2,43 EUR (2,13 EUR). Dies entspricht einer annualisierten Eigenkapitalrendite von 19,9 %.

Auch unsere Finanzkraft zeigt sich weiterhin sehr stabil; die Bilanzstruktur hat sich nach dem Verkauf der Praetorian noch einmal verbessert. Das Eigenkapital erhöhte sich gegenüber dem Stand vom 31. Dezember 2006 um 78,5 Mio. EUR und steht nun bei 3,0 Mrd. EUR. Entsprechend hat auch der Buchwert je Aktie um 2,7 % zugelegt. Das gesamte haftende Kapital, bestehend aus Eigenkapital, Anteilen anderer Gesellschafter und Hybridkapital, beläuft sich auf 4,8 Mrd. EUR (4,9 Mrd. EUR).

Ein wichtiges Thema ist für uns das Risikomanagement: Im Rahmen unseres quantitativen Risikomanagements werden die wichtigsten Risiken der Schaden-Rückversicherung, wie das Reserve- und das Naturkatastrophen-Exponierungsrisiko, mit mathematischen Methoden aktuariell bewertet. Im Mittelpunkt des qualitativen Risikomanagements stehen ein permanentes Monitoring und Controlling aller Risiken; dabei werden insbesondere auch operationale Risiken beobachtet, bewertet und durch geeignete Maßnahmen reduziert.

Unsere Strategie, verstärkt Versicherungsrisiken in den Kapitalmarkt zu transferieren, behalten wir bei. Wir schaffen damit eine bessere Diversifizierung unseres Schutzdeckungsprogramms und verringern so unsere Kosten für teure Rückversicherungsdeckungen. Im ersten Quartal wurden mit verschiedenen Kapitalmarkttransaktionen („K5", „Merlin" und „Kepler Re") Risiken abgesichert.

Schaden-Rückversicherung

Die Marktsituation in der Schaden-Rückversicherung ist nach acht aufeinander folgenden Jahren von Ratenerhöhungen weiterhin günstig. Nach dem guten Verlauf der Vertragserneuerungen zum 1. Januar 2007 fiel auch die Erneuerungsrunde zum 1. April in Japan und Korea erfreulich aus. Positiver als erwartet gestalteten sich die Vertragsverhandlungen mit unseren US-amerikanischen Zedenten zum 1. Juni und 1. Juli. Zwar ist in Nordamerika der Erstversicherungsmarkt von einem Aufweichen der Raten gekennzeichnet; der Rückversicherungsmarkt konnte sich jedoch weitestgehend davon abkoppeln. Obzwar im Sachgeschäft leichte Ratenrückgänge zu verzeichnen waren, ist hier die Situation immer noch auskömmlich. Im amerikanischen Sach-Katastrophengeschäft verblieben die Preise auf ihrem hohen Niveau; lediglich in einigen Bereichen waren leichte Ratenreduzierungen zu verzeichnen. Obwohl der Zenit des harten Marktes mittlerweile überschritten ist, sind unsere Geschäftsaussichten in der Schaden-Rückversicherung weiterhin sehr vielversprechend.

In den Erneuerungsrunden hat sich wiederum gezeigt, dass die Zedenten dem Rating der Rückversicherer – insbesondere für lang abwickelndes Haftpflichtgeschäft – eine große Bedeutung beimessen. Hiervon konnten wir auf Grund unserer sehr guten Ratings in besonderem Maße profitieren.

Besonders erfreulich entwickelte sich das Geschäft in Deutschland: Dank neuer Kundenbeziehungen bzw. erhöhter Vertragsanteile bei bestehenden Verbindungen konnten wir unseren bereits hohen Marktanteil weiter steigern und unsere Position als einer der führenden Rückversicherer im profitablen deutschen Markt ausbauen.

Wie schon in der Vergangenheit stellt in der Schaden-Rückversicherung das weniger prämien-, dafür aber gewinnstarke nichtproportionale Geschäft mit über 80 % der Verträge und rund der Hälfte des Prämienvolumens den größten Teil unserer Zeichnungen.

Angesichts des enormen Wachstumspotenzials auf den weltweiten islamischen Versicherungsmärkten verfolgen wir über unsere Tochtergesellschaft in Bahrain konsequent den Auf- und Ausbau dieses Geschäfts.

Die Nachfrage nach strukturierten Deckungen hat nach einem erwartungsgemäß verhaltenen Start im ersten Quartal an Fahrt gewonnen, gerade in Europa und Asien. Ausschlaggebend hierfür sind insbesondere der ökonomische Aufschwung in den Schwellenländern und der damit verbundene wachsende Bedarf an Rückversicherungsprodukten mit Kapitalsubstitutionskomponenten. Auch die zunehmende Anwendung der Risikokapital-Modelle sorgt für eine verbesserte Nachfrage. Aber auch in den USA dürfte sich das Interesse an strukturierten Deckungen erhöhen, da die Anforderungen an ein hoch entwickeltes Kapital- und Risikomanagement den Einsatz von strukturierten Produkten sinnvoll machen.

Positiv bewerten wir ferner die – auf Grundlage einer EU-Richtlinie – jüngst in Kraft getretenen Änderungen im deutschen Versicherungsaufsichtsgesetz (VAG). Durch die 8. VAG-Novelle werden auch Vorschriften für die Finanz-Rückversicherung zur Beurteilung eines hinreichenden Risikotransfers erlassen. Dieses Gesetz sollte im Markt zu deutlich mehr Sicherheit im Umgang mit strukturierten Produkten führen.

Der erfolgreiche Verkauf unserer im Spezialgeschäft tätigen US-Tochtergesellschaft Praetorian Financial Group, Inc. wurde im zweiten Quartal vollzogen. Damit verbleibt nur noch ein geringer Anteil von Erstversicherungsgeschäft im Hannover Rück-Konzern. Nachdem sich die Clarendon Insurance Group, Inc. aus dem aktiven Spezialversicherungs-

geschäft zurückgezogen hat und ausschließlich mit der Verwaltung und Abwicklung des Altgeschäfts betraut ist, konzentrieren wir uns voll auf unser attraktives Kerngeschäft – die Rückversicherung.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2007					2006	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	1.664,4	1.300,1	-22,5 %	2.964,4	-20,5 %	1.677,9	3.730,0
Verdiente Nettoprämie	1.092,6	1.235,9	-0,7 %	2.328,5	-7,3 %	1.244,1	2.512,7
Versicherungs-technisches Ergebnis	-66,2	10,1	-157,9 %	-56,1	+276,9 %	-17,4	-14,9
Kapitalanlageergebnis	177,9	233,9	+42,6 %	411,8	+26,7 %	164,0	325,0
Operatives Ergebnis (EBIT)	93,3	228,2	+49,3 %	321,5	+5,9 %	152,8	303,6
Konzernüberschuss	102,0	139,4	+14,0 %	241,4	+9,4 %	122,3	220,6
Ergebnis je Aktie in EUR	0,85	1,15	+14,0 %	2,00	+9,4 %	1,01	1,83
Selbstbehalt	83,8 %	82,7 %		83,3 %		70,8 %	73,2 %
Kombinierte Schaden-/Kostenquote [1]	105,2 %	98,9 %		101,9 %		100,3 %	99,4 %

[1] Einschließlich Depotzinsen

Insgesamt sind wir mit der Entwicklung unseres Geschäftsfelds Schaden-Rückversicherung sehr zufrieden. Das Bruttoprämienvolumen zum 30. Juni 2007 ging erwartungsgemäß gegenüber der Vergleichsperiode um 20,5 % auf 3,0 Mrd. EUR (3,7 Mrd. EUR) zurück. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang 18,1 % betragen. Angesichts eines deutlich erhöhten Selbstbehalts von 83,3 % (73,2 %), der im Wesentlichen vom Abbau der Vorzeichnungen der Clarendon für die Praetorian getrieben war, reduzierte sich die verdiente Nettoprämie nur um 7,3 % auf 2,3 Mrd. EUR (2,5 Mrd. EUR).

Nachdem der Großschadenaufwand im ersten Quartal – bedingt durch den schweren Orkan „Kyrill" in Europa – recht hoch war, hatten wir am Ende des zweiten Quartals eine Reihe von kleineren und mittleren Naturkatastrophen zu verzeichnen: Stürme, begleitet von starken Regenfällen, führten in Australien und im arabischen Raum zu Überschwemmungen. Auch in Großbritannien hatten wir einen gravierenden Flutschaden zu verzeichnen. Insgesamt beträgt die Netto-Großschadenbelastung im zweiten Quartal 46,3 Mio. EUR; für das Halbjahr beläuft sie sich auf 214,5 Mio. EUR. Dies entspricht 9,2 % der Nettoprämie in der Schaden-Rückversicherung. Die kombinierte Schaden-/Kostenquote beträgt 101,9 % (99,4 %).

Das versicherungstechnische Ergebnis reduzierte sich auf -56,1 Mio. EUR (-14,9 Mio. EUR). Das operative Ergebnis (EBIT) in der Schaden-Rückversicherung erhöhte sich um 5,9 % auf 321,5 Mio. EUR (303,6 Mio. EUR). Der Konzernüberschuss stieg um 9,4 % auf 241,4 Mio. EUR (220,6 Mio. EUR). Das Ergebnis je Aktie betrug 2,00 EUR (1,83 EUR).

Personen-Rückversicherung

In der Personen-Rückversicherung betreiben wir unser Geschäft gemäß unserem „5-Säulen-Modell":

- Finanzierung von Neu- und Bestandsgeschäft,
- Entwicklung neuer Märkte und Produkte – wie zum Beispiel spezieller Senioren- oder Rentenprodukte,

- Bancassurance,
- Partnerschaften mit großen multinationalen Erstversicherungskonzernen sowie
- traditionelles Lebens-, Renten-, Unfall- und Krankengeschäft.

Durch diese breite Aufstellung sichern wir uns ein zukunftsträchtiges Portefeuille und starkes organisches Wachstum.

Erwartungsgemäß entwickelte sich unser Personen-Rückversicherungsgeschäft im ersten Halbjahr 2007 wiederum sehr dynamisch. So konnten wir erneut unser Prämienvolumen kräftig ausbauen. Unser Blick ist weiterhin auf profitables Nischengeschäft gerichtet. Im Bereich Neugeschäftsfinanzierung unterstützen wir einen führenden Lebensversicherer in Großbritannien, dessen neuartige Risikoprodukte erfolgreich angelaufen sind.

Darüber hinaus engagieren wir uns bei der Entwicklung der islamischen Versicherungsmärkte. Wir unterstützen Kunden bei der Gestaltung von Versicherungsprodukten nach islamischen Prinzipien, aber auch hinsichtlich Marketing- und Vertriebsmethoden.

Innerhalb des traditionellen Lebens- und Krankengeschäfts liegt unser derzeitiger Schwerpunkt auf den Märkten Großbritannien, Italien, Südafrika, Australien/Neuseeland und Asien. Nach wie vor standen in Großbritannien die sofort beginnenden Vorzugsrenten in unserem Fokus, und in den USA boten spezielle Krankenversicherungen für Senioren gute Wachstumschancen.

In Europa konzentrieren wir uns unverändert auf den Ausbau des Bancassurance-Bereichs, wobei derzeit insbesondere Griechenland, Zypern und die Türkei im Mittelpunkt unserer Aktivitäten stehen.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	**2007**					**2006**	
	1.1.–31.3.	**1.4.–30.6.**	**+/- Vorjahr**	**1.1.–30.6.**	**+/- Vorjahr**	**1.4.–30.6.**	**1.1.–30.6.**
Gebuchte Bruttoprämie	744,1	788,2	+16,4 %	1.532,3	+19,5 %	676,9	1.282,6
Verdiente Nettoprämie	644,2	732,5	+22,5 %	1.376,7	+22,5 %	598,2	1.124,0
Kapitalanlageergebnis	67,9	81,4	+16,1 %	149,2	+11,9 %	70,1	133,3
Operatives Ergebnis (EBIT)	51,8	77,4	+48,0 %	129,2	+65,2 %	52,3	78,2
Konzernüberschuss	33,9	56,0	+50,8 %	89,9	+75,8 %	37,1	51,2
Ergebnis je Aktie in EUR	0,28	0,47	+50,8 %	0,75	+75,8 %	0,31	0,42
Selbstbehalt	87,4 %	92,9 %		90,2 %		88,3 %	88,0 %
EBIT-Rendite [1]	8,1 %	10,6 %		9,4 %		8,7 %	7,0 %

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Die gebuchte Bruttoprämie erhöhte sich zum 30. Juni 2007 kräftig um 19,5 % auf 1,5 Mrd. EUR (1,3 Mrd. EUR). Bei konstanten Währungskursen hätte das Wachstum 22,8 % betragen. Der Selbstbehalt erhöhte sich leicht auf 90,2 % (88,0 %). Die verdiente Nettoprämie stieg deshalb sogar um 22,5 % auf 1,4 Mrd. EUR (1,1 Mrd. EUR).

Auch mit der Ergebnisentwicklung zum 30. Juni 2007 sind wir äußerst zufrieden: Das operative Ergebnis (EBIT) konnte um 65,2 % auf 129,2 Mio. EUR (78,2 Mio. EUR) gesteigert werden. Hierin sind außerordentliche Erträge von rund 25 Mio. EUR aus der Auflösung von nicht mehr notwendigen Rückstellungen enthalten. Die EBIT-Rendite liegt mit 9,4 % deutlich über der Mindestmarke von 5 %; auch ohne die genannten Sondereffekte würde diese sehr befriedigende 7,5 % betragen. Der Konzernüberschuss stieg um sehr gute 75,8 % auf 89,9 Mio. EUR (51,2 Mio. EUR); dies entspricht einem Ergebnis je Aktie von 0,75 EUR (0,42 EUR).

Kapitalanlagen

Die internationalen – und hier insbesondere die europäischen – Aktienmärkte hatten einen guten Jahresauftakt. Die Kursrückgänge im Februar/März sowie in der ersten Junihälfte konnten jeweils wieder aufgeholt werden. Hintergrund der Abwärtsbewegung im Juni waren Spekulationen im US-amerikanischen Hypothekensektor nach Bekanntgabe schwacher Wirtschaftsdaten für qualitativ niedrig einzustufende Kredite. Diese Zurückhaltung bzw. Anfälligkeit der Märkte gegenüber derartigen Veröffentlichungen dauert aktuell an.

Die Situation an den amerikanischen und europäischen Rentenmärkten war weiterhin von einer erhöhten Volatilität in nahezu allen Laufzeiten geprägt. In fast allen Währungsräumen waren im ersten Halbjahr 2007 signifikante Renditeanstiege entlang der Zinskurven zu verzeichnen. Bei den festverzinslichen Wertpapieren liegt daher unser Hauptaugenmerk weiterhin auf hoher Qualität und Liquidität bei unverändert neutraler Ausrichtung der Duration.

Die Mittelzuflüsse führten gegenüber dem 31. Dezember 2006 im Zusammenspiel mit sich kompensierenden Marktbewegungen und insbesondere einem schwächeren US-Dollar zu einem nahezu unveränderten Bestand an selbst verwalteten Kapitalanlagen von 19,5 Mrd. EUR.

Die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen um 6,3 % auf 409,5 Mio. EUR, nach 385,1 Mio. EUR in der Vergleichsperiode. Dies ist vor allem auf eine höhere Durchschnittsrendite in den Portefeuilles zurückzuführen. Die erfreuliche Entwicklung der Aktienmärkte konnte die weltweiten Renditeanstiege im festverzinslichen Bereich nicht vollständig kompensieren, sodass es im Konzern-Portefeuille zu einem Erodieren der unrealisierten Gewinne und Verluste kam.

Im Rahmen unseres aktiven Portfoliomanagements – insbesondere im Bereich der Aktien und alternativen Investments – konnten unter Ausnutzung der sehr positiven Marktentwicklung Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 134,3 Mio. EUR (49,9 Mio. EUR) realisiert werden. Dem standen nahezu unveränderte realisierte Verluste in Höhe von 36,7 Mio. EUR (38,0 Mio. EUR) gegenüber. Das Nettoergebnis aus selbst verwalteten Kapitalanlagen stieg um 29,7 % auf 482,0 Mio. EUR (371,5 Mio. EUR). Weiterhin rückläufig waren mit 98,0 Mio. EUR die Depotzinsen (112,4 Mio. EUR). Das Nettoergebnis aus den gesamten Kapitalanlagen verbesserte sich infolge der sehr erfreulichen Entwicklung der selbst verwalteten Kapitalanlagen gegenüber der Vergleichsperiode deutlich um 19,8 % auf 579,9 Mio. EUR (483,9 Mio. EUR).

Kapitalanlageergebnis

in Mio. EUR	2007		2006
	30.6.	+/- Vorjahr	30.6.
Ordentliche Kapitalanlageerträge [1]	409,5	+6,3 %	385,1
Ergebnis aus Anteilen an assoziierten Unternehmen	3,5	+191,4 %	1,2
Realisierte Gewinne/Verluste	97,6	+720,4 %	11,9
Abschreibungen auf Wertpapiere	-0,3	-95,9 %	-8,3
Unrealisierte Gewinne/Verluste – Handelsbestand	-0,1	-101,4 %	10,2
Kapitalanlageaufwendungen [2]	-28,1	-2,1 %	-28,7
Nettoerträge aus selbst verwalteten Kapitalanlagen	482,0	+29,7 %	371,5
Depotzinsen	98,0	-12,9 %	112,4
Kapitalanlageergebnis	579,9	+19,8 %	483,9

[1] Ohne Depotzinsen
[2] Inkl. Abschreibungen auf Immobilien

Risikobericht

Strategie und Methoden des Risikomanagements

Leitbild unseres Risikomanagements ist es, Chancen optimal zu nutzen und dabei die mit unserer Geschäftstätigkeit verbundenen Risiken angemessen zu kontrollieren und zu steuern. Folgende strategische Elemente kennzeichnen unser gruppenweites Risikomanagement:

- Klare Verantwortlichkeiten/zentrale Koordination durch das Group Risk Management und dezentrale Verantwortung in den jeweiligen Bereichen/Gesellschaften
- Dokumentation der wesentlichen Elemente des Risikomanagements
- Erfassung, Überwachung und Steuerung aller aus heutiger Sicht wesentlichen Risiken
- Nutzung effizienter Steuerungs-, Kontroll- und Berichtssysteme
- Laufende Überprüfung der Wirksamkeit der implementierten Systeme durch in- und externe Stellen

Ein zentrales Element unseres integrierten Chancen- und Risikomanagements ist die Optimierung des Kapitalbedarfs mit Hilfe von mathematischen Gesamtschadenmodellierungen, unter anderem im Hinblick auf unsere Naturgefahrenexponierung.

Ausgehend von der festgelegten Risikoneigung ermöglicht uns dies eine Verbesserung der Profitabilität durch den gezielten Einsatz von traditionellen Schutzdeckungsprogrammen und Kapitalmarkttransaktionen (z. B. „K5", „Kepler Re", „Eurus"). Unter Risiko-/Chancen-Gesichtspunkten realisieren wir damit eine Kapitalallokation auf die profitabelsten Geschäftssegmente.

Risikolage

Die Risikolage der Hannover Rück ist im Wesentlichen durch die Gesamtbetrachtung der folgenden Risikokategorien geprägt.

Gesamtbetrachtung der Risikokategorien

Risikokategorie	Wesentliche Risiken	Wichtige Risikosteuerungsmaßnahmen
Globale Risiken	Externe Risiken, die sich unserer unmittelbaren Beeinflussung entziehen, z. B. aus Gesetzgebung, Rechtsprechung	• Überwachung relevanter Rechtsgebiete sowie Analyse von Schadentrends • Proaktive Anpassung der Zeichnungspolitik
Strategische Risiken	Missverhältnis zwischen der definierten Unternehmensstrategie und sich wandelnden Rahmenbedingungen, z. B. durch eine inkonsequente Strategieumsetzung	• Regelmäßige Überprüfung und bedarfsweise Anpassung unserer Strategie, der Strukturen und der Prozesse, z. B. durch ein konsequentes Qualitäts- und Prozessmanagement
Operative Risiken		
Versicherungstechnische Risiken	Abweichung der Zahlungsströme aus dem (Rück-)Versicherungsgeschäft von ihrem Erwartungswert (Zufalls-, Irrtums- und Änderungsrisiken), z. B. durch Naturkatastrophen (Kyrill) und/oder sonstige Großschäden, Fehlkalkulation der Sterblichkeit, der Lebenserwartung und der Invaliditätswahrscheinlichkeit	**Spartenübergreifend** • Risikoausgleich durch Diversifizierung des Geschäfts **Schaden-Rückversicherung** • Ermittlung der Schadenreserven auf aktuarieller Basis und zusätzliche Überprüfung der Angemessenheit der Reservehöhe durch externe Aktuars- und Wirtschaftsprüfungsgesellschaften

Risikokategorie	Wesentliche Risiken	Wichtige Risikosteuerungsmaßnahmen
		• Risikoreduktion durch Retrozessionen in den Versicherungs- und Kapitalmarkt • Überwachung der Naturgefahrenexponierung (Modellierung, Aggregatkontrolle) **Personen-Rückversicherung** • Überprüfung der Risikotragfähigkeit der Neugeschäftsaktivitäten und des übernommenen internationalen Bestandes • Anwendung abgesicherter biometrischer Berechnungsgrundlagen
Kapitalanlagerisiken	Abnahme des Marktwertes der Kapitalanlagen auf Grund von Markt-, Bonitäts-, Liquiditäts- sowie Währungsrisiken	• Ausrichtung der Kapitalanlagen an den Anforderungen aus dem Rückversicherungsgeschäft durch konzernweite Kapitalanlagerichtlinien • Konsequente Anwendung des Prinzips der kongruenten Währungsbedeckung • Konsequentes Asset-Liability-Management • Funktionstrennung zwischen Handel, Abwicklung und Risikokontrolle durch das bis zur Ebene der Geschäftsleitung angewandte Prinzip der Funktionstrennung • Teilabsicherung von Beständen, insbesondere im Hinblick auf Preis-, Währungskurs- und Zinsänderungsrisiken, durch Short-Call- und Long-Put-Optionen sowie Swaps
Operationale Risiken	Gefahr von Verlusten, die infolge der Unangemessenheit oder des Versagens von internen Verfahren, Menschen und Systemen oder von externen Ereignissen eintreten, z. B. IT-Ausfall, Pandemie	• Internes Kontrollsystem, Notfallpläne (z. B. Krisenkommunikation), Ausweichrechenzentrum sowie Ersatzarbeitsplätze für den Notfall

Risikokennzahlen

Entwicklung der kombinierten Schaden-/Kostenquote und Großschadenquote über die letzten zehn Jahre

in %	1H 2007	2006	2005	2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [2]
Schaden-/Kostenquote	101,9	98,4	112,8	97,2	96,0	96,3	116,5	107,8	111,1	108,1	99,5
davon Großschäden [3]	9,2	2,7	26,3	8,3	1,5	5,2	23,0	3,7	11,4	3,5	1,5

[1] auf US GAAP-Basis
[2] auf HGB-Basis
[3] Naturkatastrophen sowie sonstige Großschäden > 5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns

Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen

	Staatsanleihen		Anleihen halbstaatlicher Institutionen		Unternehmensanleihen		Hypothekarisch/dinglich gesicherte Schuldverschreibungen	
Rating	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR
AAA	89,8 %	3.208,3	55,9 %	2.351,3	7,1 %	347,9	80,1 %	2.337,9
AA	1,9 %	69,7	36,2 %	1.524,2	28,2 %	1.396,4	15,1 %	439,1
A	6,0 %	212,9	6,7 %	281,7	48,7 %	2.410,4	2,1 %	61,3
BBB	2,3 %	83,0	0,9 %	39,5	9,6 %	472,9	0,2 %	7,2
>BBB	0,0 %	0,0	0,2 %	10,4	6,4 %	317,1	2,5 %	71,7
Gesamt	100,0 %	3.573,8	100,0 %	4.207,1	100,0 %	4.944,7	100,0 %	2.917,2

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Aktien	Aktienkurse +10 %	172,9
	Aktienkurse +20 %	345,8
	Aktienkurse -10 %	-172,9
	Aktienkurse -20 %	-345,8
	Marktwert zum 30.6.2007	1.729,0
Festverzinsliche Wertpapiere	Renditeanstieg +50 Basispunkte	-340,2
	Renditeanstieg +100 Basispunkte	-656,6
	Renditerückgang -50 Basispunkte	334,7
	Renditerückgang -100 Basispunkte	693,1
	Marktwerte zum 30.6.2007	15.550,3

Gesamteinschätzung der Risikolage

Im Rahmen unserer weltweiten Aktivitäten sind wir vielfältigen potenziellen Risiken ausgesetzt. Diese Risiken stehen jedoch immer in einem engen Zusammenhang mit korrespondierenden Chancen. Auf Basis unseres ganzheitlichen Risikomanagementansatzes, der sich aus der Gesamtbetrachtung unseres Umfelds ergibt, sehen wir keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Detaillierte Informationen zur Organisation und zu weiteren Risikosteuerungsmaßnahmen können dem Geschäftsbericht zum 31. Dezember 2006 entnommen werden.

Ausblick auf das Gesamtjahr 2007

Angesichts der sich bietenden attraktiven Marktchancen in unseren beiden Geschäftsfeldern Schaden- und Personen-Rückversicherung sowie der derzeitigen Situation an den Kapitalmärkten erwarten wir ein sehr gutes Ergebnis für 2007.

Mit dem frei gewordenen Risikokapital aus dem Verkauf der Praetorian haben wir uns bereits anderen attraktiven Geschäftsmöglichkeiten innerhalb der Rückversicherung zugewandt. Profitable Wachstumschancen bieten sich beispielsweise durch einen höheren Selbstbehalt im immer noch profitablen Sach-Katastrophengeschäft, in der Personen-Rückversicherung, durch die Erschließung neuer Märkte in Zentral- und Osteuropa sowie im sehr wachstumsstarken islamischen Rückversicherungsgeschäft. Auch die zu Beginn des zweiten Quartals vorgenommene Erhöhung unserer Beteiligung an der E+S Rück, die im Konzern exklusiv für das attraktive Deutschlandgeschäft zuständig ist, folgte dieser Strategie.

Im Rahmen des eigenen Risikomanagements setzen wir weiter primär auf den Transfer von Risiken in den Kapitalmarkt. Wir werden aber künftig auch Kapitalmarktverbriefungen für andere Unternehmen strukturieren und haben dafür eine eigene Abteilung gegründet.

Den von der EU-Kommission auf den Weg gebrachten Richtlinien-Entwurf Solvency II begrüßen wir ausdrücklich. Auch die Hannover Rück hat sich an den so genannten Quantitative Impact Studies aktiv beteiligt. Gleichwohl sind noch zahlreiche Fragen ungelöst; nicht zuletzt bleibt abzuwarten, inwieweit künftig die Eigenmittelanforderungen der Aufsichtsbehörden mit denen der Ratingagenturen korrespondieren werden.

In der *Schaden-Rückversicherung* sind die Marktbedingungen weiterhin überwiegend gut. Dies haben bislang alle unterjährigen Vertragserneuerungen gezeigt. Gerade die Erneuerungsrunde zum 1. Juli 2007 in den USA, bei der rund ein Drittel unseres Portefeuilles in Nordamerika neu verhandelt wird, hat diesen Trend eindrucksvoll bestätigt. Auch wenn der Zenit des harten Marktes mittlerweile überschritten ist und einige Zedenten ihre Selbstbehalte erhöhen, blieb das Ratenniveau insgesamt attraktiv. Zwar waren im Sachgeschäft leichte Rückgänge zu verzeichnen; dennoch sind die Raten des von uns gezeichneten Geschäfts immer noch risikoadäquat. Im US-amerikanischen Katastrophengeschäft verblieben die Preise weiterhin auf hohem Niveau, lediglich einzelne Bereiche verzeichneten einen geringen Abrieb.

Im laufenden dritten Quartal hatten wir mit dem Flugzeugabsturz in Brasilien einen Großschaden zu verzeichnen, der nach gegenwärtigen Erkenntnissen mit rund 15 Mio. EUR zu Buche schlägt. Das Erdbeben in Japan sollte auf Grundlage derzeitiger Einschätzungen zu keiner signifikanten Schadenbelastung führen. Die Belastung aus der Überschwemmung im südwestlichen Teil Englands ist noch nicht zu beziffern; gleichwohl gehen wir derzeit von einem moderaten Schadenaufkommen aus.

Insgesamt rechnen wir in der Schaden-Rückversicherung mit einem Prämienvolumen mindestens auf Vorjahresniveau. Vorausgesetzt, die Großschadenbelastung bleibt im Rahmen des Erwartungswertes von rund 8 % der Nettoprämie, gehen wir wieder von einem erfreulichen Gewinnbeitrag aus.

In der *Personen-Rückversicherung* erwarten wir weiterhin gute Wachstumsimpulse, so zum Beispiel aus den europäischen Märkten, aber auch aus verschiedenen asiatischen Märkten sowie aus Südafrika. Auch unsere Pilotprojekte im US-amerikanischen Markt, durch ein systemgestütztes Underwriting Wachstumsmöglichkeiten für alternative Vertriebswege zu erschließen, zeigen Erfolge, sodass wir davon ausgehen können, dass der Vertrieb von einfachen, transparenten Lebensversicherungsprodukten neue Wachstumsimpulse im US-Lebensmarkt freisetzt. Für das gesamte Geschäftsfeld gehen wir von einem deutlich wachsenden Prämienvolumen und von zweistellig steigenden Ergebnissen aus.

Der zu erwartende positive versicherungstechnische Mittelzufluss dürfte im weiteren Jahresverlauf einen Anstieg des Kapitalanlagevolumens bewirken. Bei einem normalen Marktumfeld sollten die Erträge aus selbst verwalteten *Kapitalanlagen* weiter zulegen können.

Angesichts der bisherigen Entwicklung unserer Geschäftsfelder und des wirtschaftlichen Umfelds sind wir zuversichtlich, dass auch 2007 ein sehr erfolgreiches Geschäftsjahr wird. Unter der Annahme, dass sich die Großschadenbelastung im Rahmen des Erwartungswertes von rund 8 % der Nettoprämie in der Schaden-Rückversicherung bewegt und es zu keinen unerwartet negativen Entwicklungen an den Kapitalmärkten kommt, sollte im laufenden Jahr erneut ein hervorragendes Ergebnis erzielbar sein. Zusätzlich erwarten wir einen Ertrag von rund 180 Mio. EUR aus der Unternehmenssteuerreform. Wir gehen für das Geschäftsjahr 2007 von einer Eigenkapitalrendite von mindestens 15 % aus. Auch ohne den einmaligen Effekt aus der Steuerreform sollte das Ergebnis über dem von 2006 liegen. Für die Dividende streben wir unverändert eine Ausschüttungsquote von 35 % bis 40 % des normalisierten Ergebnisses an.

KONZERNBILANZ
zum 30. Juni 2007

in TEUR	2007	2006
Aktiva	**30.6.**	**31.12.**
Festverzinsliche Wertpapiere – Dauerbestand	1.553.965	1.602.057
Festverzinsliche Wertpapiere – Darlehen und Forderungen	1.227.301	915.593
Festverzinsliche Wertpapiere – dispositiver Bestand	12.696.775	13.062.150
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	164.874	166.463
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1.729.018	1.586.071
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	–	10.207
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet	19.590	22.368
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	17.565	17.979
Anteile an assoziierten Unternehmen	164.607	166.646
Sonstige Kapitalanlagen	665.495	623.329
Kurzfristige Anlagen	898.072	721.287
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	390.422	351.776
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	19.527.684	19.245.926
Depotforderungen	9.043.998	8.730.734
Depotforderungen aus Finanzierungsgeschäften	618.898	561.426
Kapitalanlagen	29.190.580	28.538.086
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.811.992	3.048.496
Anteil der Rückversicherer an der Deckungsrückstellung	345.276	447.537
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	229.901	339.096
Anteile der Rückversicherer an den übrigen versicherungstechnischen Rückstellungen	8.863	7.822
Abgegrenzte Abschlusskosten	2.223.760	2.228.152
Abrechnungsforderungen	3.022.419	2.609.264
Geschäfts- oder Firmenwert	47.028	152.639
Aktive latente Steuern	942.643	844.921
Sonstige Vermögenswerte	327.184	261.435
Abgegrenzte Zinsen und Mieten	5.183	2.785
Zur Veräußerung bestimmte Vermögenswerte	–	2.906.123
	39.154.829	41.386.356

in TEUR	2007	2006
Passiva	**30.6.**	**31.12.**
Rückstellung für noch nicht abgewickelte Versicherungsfälle	17.608.317	17.596.325
Deckungsrückstellungen	6.289.988	6.109.154
Rückstellung für Prämienüberträge	1.601.732	1.581.034
Rückstellungen für Gewinnanteile	220.889	200.769
Depotverbindlichkeiten	1.149.149	1.419.444
Depotverbindlichkeiten aus Finanzierungsgeschäften	3.870.846	3.526.781
Abrechnungsverbindlichkeiten	1.005.454	1.215.833
Pensionsrückstellungen	66.313	64.559
Steuerverbindlichkeiten	285.996	190.580
Rückstellung für latente Steuern	1.923.527	1.756.897
Andere Verbindlichkeiten	262.860	248.854
Darlehen und nachrangiges Kapital	1.418.725	1.428.893
Verbindlichkeiten im Zusammenhang mit zur Veräußerung bestimmten Vermögenswerten	–	2.540.847
Verbindlichkeiten	35.703.796	37.879.970
Eigenkapital		
Gezeichnetes Kapital	120.597	120.597
Nominalwert 120.597 Genehmigtes Kapital 60.299		
Kapitalrücklagen	724.562	724.562
Gezeichnetes Kapital und Kapitalrücklage	845.159	845.159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	140.052	144.199
Gewinne und Verluste aus der Währungsumrechnung	-96.697	-71.518
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	-1.886	-1.526
Summe nicht ergebniswirksamer Eigenkapitalanteile	41.469	71.155
Gewinnrücklagen	2.089.749	1.981.521
Eigenkapital ohne Anteile anderer Gesellschafter	2.976.377	2.897.835
Anteile anderer Gesellschafter	474.656	608.551
Eigenkapital	3.451.033	3.506.386
	39.154.829	41.386.356

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis zum 30. Juni 2007

in TEUR	2007		2006	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	2.083.126	4.491.568	2.354.732	5.012.547
Gebuchte Rückversicherungsprämie	276.066	639.021	569.855	1.153.254
Veränderung der Bruttoprämienüberträge	222.006	-43.892	78.766	-262.786
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	-60.707	-103.482	-21.326	40.183
Verdiente Prämie für eigene Rechnung	1.968.359	3.705.173	1.842.317	3.636.690
Ordentliche Kapitalanlageerträge	214.265	409.465	197.975	385.148
Ergebnis aus Anteilen an assoziierten Unternehmen	2.497	3.473	870	1.192
Depotzinserträge/-aufwendungen	51.220	97.951	58.244	112.421
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	94.165	134.320	28.751	49.870
Realisierte Verluste aus dem Abgang von Kapitalanlagen	25.238	36.737	24.956	37.976
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	-15	-141	2.474	10.207
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	215	617	6.116	11.197
Sonstige Kapitalanlageaufwendungen	11.815	27.798	13.215	25.758
Kapitalanlageergebnis	324.864	579.916	244.027	483.907
Sonstige versicherungstechnische Erträge	999	1.275	711	910
Erträge insgesamt	2.294.222	4.286.364	2.087.055	4.121.507
Aufwendungen für Versicherungsfälle	1.325.051	2.545.042	1.331.372	2.531.434
Veränderung der Deckungsrückstellung	100.696	214.492	2.164	67.513
Aufwendungen für Provisionen und Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten	491.589	921.058	487.702	976.527
Sonstige Abschlusskosten	1.577	8.165	2.739	10.313
Sonstige versicherungstechnische Aufwendungen	2.000	9.178	10.246	20.002
Aufwendungen für den Versicherungsbetrieb	51.911	100.587	45.241	97.204
Versicherungstechnische Aufwendungen für eigene Rechnung	1.972.824	3.798.522	1.879.464	3.702.993
Übriges Ergebnis	-7.887	-20.143	10.014	-14.629
Operatives Ergebnis (EBIT)	313.511	467.699	217.605	403.885
Zinsen auf Hybridkapital	19.354	38.517	19.262	38.497
Ergebnis vor Steuern	294.157	429.182	198.343	365.388
Steueraufwand	118.886	139.864	38.055	92.194
Überschuss aus fortzuführenden Geschäftsbereichen	175.271	289.318	160.288	273.194
Überschuss aus aufgegebenen Geschäftsbereichen	15.452	30.712	11.503	28.954
Überschuss	190.723	320.030	171.791	302.148
davon				
Anderen Gesellschaftern zustehendes Ergebnis	21.293	27.059	20.947	45.573
Konzernüberschuss	169.430	292.971	150.844	256.575
Ergebnis je Aktie				
Ergebnis je Aktie in EUR	1,41	2,43	1,25	2,13
aus fortzuführenden Geschäftsbereichen in EUR	1,28	2,18	1,16	1,89
aus aufgegebenen Geschäftsbereichen in EUR	0,13	0,25	0,09	0,24

KONZERN-EIGENKAPITALENTWICKLUNG
2007

in TEUR	Gezeichnetes Kapital	Kapitalrücklagen	Übrige Rücklagen (kumulierte, nicht ergebniswirksame Eigenkapitalanteile)			Gewinnrücklagen	Anteil Konzernfremder	Eigenkapital
			Währungsumrechnung	Nicht realisierte Gewinne/ Verluste	Sonstige			
Stand 1.1.2006	120.597	724.562	64.934	225.391	-1.582	1.467.132	556.453	3.157.487
Kapitalerhöhungen							15.832	15.832
Kapitalrückzahlungen							-3.730	-3.730
Auswirkungen gem. IAS 8							-2.515	-2.515
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-111.316	-297.725	118		-20.099	-429.022
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			8.667	102.548	-35			111.180
Gezahlte Dividende							-9.878	-9.878
Überschuss						256.575	45.573	302.148
Stand 30.6.2006	120.597	724.562	-37.715	30.214	-1.499	1.723.707	581.636	3.141.502
Stand 1.1.2007	120.597	724.562	-71.518	144.199	-1.526	1.981.521	608.551	3.506.386
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-23.056	-47.526	-521	8.212	-129.676	-192.567
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			-2.123	43.379	161			41.417
Gezahlte Dividende						-192.955	-31.278	-224.233
Überschuss						292.971	27.059	320.030
Stand 30.6.2007	120.597	724.562	-96.697	140.052	-1.886	2.089.749	474.656	3.451.033

KAPITALFLUSSRECHNUNG

zum 30. Juni 2007

in TEUR	2007	2006
	1.1.–30.6.	1.1.–30.6.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Überschuss	320.030	302.148
Abschreibungen/Zuschreibungen	8.865	18.311
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-97.583	-11.894
Realisierte Gewinne/Verluste aus dem Abgang von aufgegebenen Geschäftsbereichen	-87.723	–
Amortisationen	-2.857	-5.371
Veränderungen der Depotforderungen/-verbindlichkeiten	-649.338	865.915
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	302.727	-210.596
Veränderung der Rückstellungen für Prämienüberträge	147.352	431.934
Veränderung der Steuerforderungen/-verbindlichkeiten	203.452	81.394
Veränderung der Deckungsrückstellungen	323.582	-182.285
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	401.212	69.200
Veränderung der abgegrenzten Abschlusskosten	-6.933	-129.630
Veränderung der übrigen versicherungstechnischen Rückstellungen	22.303	35.334
Veränderung der Abrechnungssalden	-641.653	-275.229
Veränderung der sonstigen Vermögenswerte und Verbindlichkeiten	-82.950	27.747
Kapitalfluss aus laufender Geschäftstätigkeit	160.486	1.016.978
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	62.033	43.048
Käufe	-25.435	-15.953
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	9.966	453
Käufe	-314.277	-41.839
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	2.885.365	3.227.057
Käufe	-2.830.251	-3.861.610
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Fällige Papiere, Verkäufe	12.058	10.359
Käufe	-8.716	-28.491
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	442.837	437.261
Käufe	-402.891	-709.757
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Verkäufe	20.340	–
Käufe	-10.207	-10.000

in TEUR	2007	2006
	1.1.–30.6.	1.1.–30.6.
Übrige Wertpapiere im Handelsbestand		
Verkäufe	387	-
Andere Kapitalanlagen		
Verkäufe	69.235	31.119
Käufe	-67.287	-42.714
Verbundene Unternehmen und Beteiligungen		
Verkäufe	606.542	6.651
Käufe	-135.699	-11.325
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	-	769
Käufe	-	-316
Kurzfristige Kapitalanlagen		
Veränderung	-187.506	-44.444
Übrige Veränderungen	-14.182	-10.938
Kapitalfluss aus Investitionstätigkeit	112.312	-1.020.670
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	736	12.409
Gezahlte Dividende	-224.234	-9.878
Aufnahme langfristiger Verbindlichkeiten	-	1.522
Rückzahlung langfristiger Verbindlichkeiten	-9.981	-31.100
Andere Veränderungen	3.530	2.515
Kapitalfluss aus Finanzierungstätigkeit	-229.949	-24.532
IV. Währungskursdifferenzen	-4.203	-19.159
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	38.646	-47.383
Flüssige Mittel am Anfang der Periode	351.776	465.161
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	38.646	-47.383
Flüssige Mittel am Ende der Periode	390.422	417.778
Ertragsteuern	-45.779	-24.421
Zinszahlungen	-90.795	-120.587

SEGMENTBERICHTERSTATTUNG
zum 30. Juni 2007

Die Segmentberichterstattung der Hannover Rück basiert neben IAS 14 „Segment Reporting" auch auf den Grundsätzen des Deutschen Rechnungslegungs-Standards Nr. 3 „Segmentberichterstattung" (DRS 3) des Deutschen Standardisierungsrats und wurde um die Anforderungen des DRS 3-20 „Segmentberichterstattung von Versicherungsunternehmen" ergänzt.

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung der Aktiva

in TEUR	Schaden-Rückversicherung	
	2007	2006
	30.6.	31.12.
Aktiva		
Dauerbestand	1.335.254	1.365.473
Darlehen und Forderungen	987.200	715.334
Dispositiver Bestand	11.569.717	11.736.891
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	104.426	114.072
Handelsbestand	13.593	15.577
Übrige Kapitalanlagen	783.468	748.071
Kurzfristige Anlagen	540.407	564.903
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	243.920	269.911
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	15.577.985	15.530.232
Depotforderungen	1.083.562	1.106.247
Depotforderungen aus Finanzierungsgeschäften	86	84
Kapitalanlagen	16.661.633	16.636.563
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.698.471	2.935.168
Anteil der Rückversicherer an der Deckungsrückstellung	–	–
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	220.738	329.505
Anteil der Rückversicherer an den übrigen Rückstellungen	1.246	1.536
Abgegrenzte Abschlusskosten	319.210	305.233
Abrechnungsforderungen	2.163.241	2.068.526
Übrige Segmentaktiva	1.596.732	1.543.208
Zur Veräußerung bestimmte Vermögenswerte	–	2.906.123
Gesamt	23.661.271	26.725.862

Personen-Rückversicherung		Konsolidierung		Gesamt	
2007	2006	2007	2006	2007	2006
30.6.	31.12.	30.6.	31.12.	30.6.	31.12.
45.146	63.606	173.565	172.978	1.553.965	1.602.057
81.980	63.302	158.121	136.957	1.227.301	915.593
2.272.499	2.259.864	583.577	651.466	14.425.793	14.648.221
35.313	36.116	25.135	26.482	164.874	176.670
5.997	6.791	–	–	19.590	22.368
64.199	59.883	–	–	847.667	807.954
147.174	153.880	210.491	2.504	898.072	721.287
140.982	79.536	5.520	2.329	390.422	351.776
2.793.290	2.722.978	1.156.409	992.716	19.527.684	19.245.926
7.962.850	7.624.487	-2.414	–	9.043.998	8.730.734
618.812	561.342	–	–	618.898	561.426
11.374.952	10.908.807	1.153.995	992.716	29.190.580	28.538.086
114.780	113.328	-1.259	–	2.811.992	3.048.496
345.276	447.537	–	–	345.276	447.537
9.163	9.591	–	–	229.901	339.096
7.617	6.286	–	–	8.863	7.822
1.904.550	1.922.919	–	–	2.223.760	2.228.152
859.178	540.738	–	–	3.022.419	2.609.264
282.983	211.189	-557.677	-492.617	1.322.038	1.261.780
–	–	–	–	–	2.906.123
14.898.499	14.160.395	595.059	500.099	39.154.829	41.386.356

Aufteilung der Passiva

in TEUR	Schaden-Rückversicherung	
	2007	2006
	30.6.	31.12.
Passiva		
Rückstellung für noch nicht abgewickelte Versicherungsfälle	16.195.785	16.268.479
Deckungsrückstellung	–	–
Rückstellung für Prämienüberträge	1.555.774	1.540.154
Rückstellungen für Gewinnanteile	171.820	159.699
Depotverbindlichkeiten	235.452	437.407
Depotverbindlichkeiten aus Finanzierungsgeschäften	159.816	147.594
Abrechnungsverbindlichkeiten	621.265	1.012.468
Langfristige Verbindlichkeiten	45.676	56.857
Übrige Segmentpassiva	1.853.818	1.638.633
Verbindlichkeiten im Zusammenhang mit zur Veräußerung bestimmten Vermögenswerten	–	2.478.513
Gesamt	20.839.406	23.739.804

Personen-Rückversicherung		Konsolidierung		Gesamt	
2007	2006	2007	2006	2007	2006
30.6.	31.12.	30.6.	31.12.	30.6.	31.12.
1.413.811	1.327.846	-1.279	–	17.608.317	17.596.325
6.289.988	6.109.154	–	–	6.289.988	6.109.154
45.958	40.880	–	–	1.601.732	1.581.034
49.069	41.070	–	–	220.889	200.769
916.113	982.037	-2.416	–	1.149.149	1.419.444
3.711.030	3.379.187	–	–	3.870.846	3.526.781
385.179	204.110	-990	-745	1.005.454	1.215.833
–	–	1.373.049	1.372.036	1.418.725	1.428.893
1.167.434	1.229.294	-482.556	-607.037	2.538.696	2.260.890
–	–	–	62.334	–	2.540.847
13.978.582	13.313.578	885.808	826.588	35.703.796	37.879.970

SEGMENTBERICHTERSTATTUNG
zum 30. Juni 2007

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung	
	2007	2006
	1.1.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	2.964.416	3.729.983
davon		
Aus Versicherungsgeschäften mit anderen Segmenten	–	–
Aus Versicherungsgeschäften mit externen Dritten und aus aufgegebenen Geschäftsbereichen	2.964.416	3.729.983
Verdiente Prämie für eigene Rechnung	2.328.471	2.512.733
Kapitalanlageergebnis	411.825	325.011
Aufwendungen für Versicherungsfälle für eigene Rechnung	1.761.117	1.835.103
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–
Aufwendungen für Provisionen und Gewinnanteile, Veränderung der abgegrenzten Abschlusskosten und sonstiges versicherungstechnisches Ergebnis	550.472	621.069
Aufwendungen für den Versicherungsbetrieb	72.996	71.448
Übriges Ergebnis	-34.211	-6.509
Operatives Ergebnis (EBIT)	321.500	303.615
Zinsen auf Hybridkapital	–	–
Ergebnis vor Steuern	321.500	303.615
Steueraufwand	73.066	75.183
Überschuss aus fortzuführenden Geschäftsbereichen	248.434	228.432
Überschuss aus aufgegebenen Geschäftsbereichen	13.677	31.549
Überschuss	262.111	259.981
davon		
Anderen Gesellschaftern zustehendes Ergebnis	20.685	39.397
Konzernüberschuss	241.426	220.584

Personen-Rückversicherung		Konsolidierung		Gesamt	
2007	2006	2007	2006	2007	2006
1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
1.532.264	1.282.564	-5.112	–	4.491.568	5.012.547
5.112	–	-5.112	–	–	–
1.527.152	1.282.564	–	–	4.491.568	5.012.547
1.376.702	1.123.957	–	–	3.705.173	3.636.690
149.239	133.339	18.852	25.557	579.916	483.907
784.204	697.129	-279	-798	2.545.042	2.531.434
214.492	67.513	–	–	214.492	67.513
389.942	387.954	-3.288	-3.091	937.126	1.005.932
29.900	28.015	-2.309	-2.259	100.587	97.204
21.801	1.516	-7.733	-9.636	-20.143	-14.629
129.204	78.201	16.995	22.069	467.699	403.885
–	–	38.517	38.497	38.517	38.497
129.204	78.201	-21.522	-16.428	429.182	365.388
32.899	20.871	33.899	-3.860	139.864	92.194
96.305	57.330	-55.421	-12.568	289.318	273.194
–	–	17.035	-2.595	30.712	28.954
96.305	57.330	-38.386	-15.163	320.030	302.148
6.374	6.176	–	–	27.059	45.573
89.931	51.154	-38.386	-15.163	292.971	256.575

Unsere sekundäre Segmentberichterstattung beinhaltet die fortzuführenden Geschäftsbereiche und basiert auf der geografischen Herkunft der Kapitalanlagen und der gebuchten Bruttoprämie.

Kapitalanlagen [1]

in TEUR	2007	2006
	30.6.	31.12.
Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		
Deutschland	6.129.737	5.873.843
Großbritannien	1.141.256	1.028.814
Frankreich	1.150.075	1.044.337
Übrige	2.817.785	2.836.679
Europa	11.238.853	10.783.673
USA	5.906.280	6.208.046
Übrige	557.502	536.015
Nordamerika	6.463.782	6.744.061
Asien	314.235	281.290
Australien	638.197	551.309
Australasien	952.432	832.599
Afrika	307.891	291.548
Übrige	174.304	242.269
Gesamt	19.137.262	18.894.150

Gebuchte Bruttoprämie [1]

in TEUR	2007	2006
	1.1.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie		
Deutschland	839.150	842.458
Großbritannien	792.706	670.847
Frankreich	211.015	234.881
Übrige	616.596	613.939
Europa	2.459.467	2.362.125
USA	1.108.636	1.727.226
Übrige	202.473	196.276
Nordamerika	1.311.109	1.923.502
Asien	233.967	277.977
Australien	229.056	201.234
Australasien	463.023	479.211
Afrika	128.449	132.961
Übrige	129.520	114.748
Gesamt	4.491.568	5.012.547

[1] *Nach Eliminierung konzerninterner, segmentübergreifender Geschäftsvorfälle*

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG („Hannover Rück AG") und ihre Tochtergesellschaften (zusammen der „Hannover Rück-Konzern" oder „Hannover Rück") gehören zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Für die Hannover Rück ergibt sich die Pflicht zur Aufstellung eines Konzernabschlusses und -lageberichts aus § 290 HGB. Ferner ist der HDI nach §§ 341 i ff. HGB ebenfalls verpflichtet, einen Konzernabschluss aufzustellen, in den die Abschlüsse der Hannover Rück AG und deren Tochterunternehmen einbezogen werden.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den internationalen Rechnungslegungsvorschriften (International Financial Reporting Standards „IFRS"), wie sie in der EU anzuwenden sind, erstellt. Das bezieht sich auch auf alle in diesem Bericht dargestellten Vorperiodenangaben. Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als IFRS bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, werden beide Begriffe synonym gebraucht.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. Juni 2007 aufgestellt.

Alle vom IASB bis zum 30. Juni 2007 verabschiedeten Vorschriften, deren Anwendung für den Berichtszeitraum bindend ist, haben wir in dem Konzernabschluss berücksichtigt.

In den vorliegenden Halbjahresfinanzbericht zum 30. Juni 2007 haben wir erstmals einen eigenständigen, verkürzten Risikobericht in den Zwischenlagebericht aufgenommen, auf den wir hiermit verweisen. Zusammen mit dem Ausblick auf das Gesamtjahr 2007 soll damit die Berichterstattung über die wesentlichen Chancen und Risiken des Geschäftsjahres weiter verbessert werden.

Die Hannover Rück folgt mit diesen Maßnahmen auch den Vorgaben des Transparenzrichtlinie-Umsetzungsgesetzes (TUG) i. V. m. § 37w WpHG für die Halbjahresfinanzberichterstattung. Ferner berichten wir seit dem ersten Quartal 2007 separat über wesentliche Geschäftsvorfälle mit nahe stehenden Personen und Unternehmen. Neben einer Reihe von Regelungen zur Veröffentlichung und Bekanntmachung des Abschlusses empfiehlt das TUG eine prüferische Durchsicht des Halbjahresfinanzberichts durch die Abschlussprüfer, auf deren Bescheinigung im Anschluss an diesen Anhang wir verweisen.

Erstmals zum 30. Juni 2007 ist die Versicherung der gesetzlichen Vertreter (so genannter „Bilanzeid") zu Konzernzwischenabschluss und -zwischenlagebericht abzugeben. Dabei haben wir uns an den Vorgaben zum

Wortlaut in dem Entwurf des Deutschen Rechnungslegungsstandards (E-DRS) Nr. 16 „Zwischenberichterstattung" orientiert (vgl. E-DRS 16.56). Hierzu verweisen wir auf Seite 47 des Halbjahresfinanzberichts.

Mit dem Ziel einer Fokussierung auf das Rückversicherungsgeschäft haben wir unsere nach den Vorschriften des IAS 14 „Segment Reporting" erstellte Segmentberichterstattung infolge der Veräußerung der Praetorian Financial Group, Inc., New York, auf die Geschäftsfelder Schaden- und Personen-Rückversicherung ausgerichtet. Die Finanz-Rückversicherung als Teil der Produktpalette der Schaden-Rückversicherung sowie der verbleibende Teil des Geschäftsfelds Specialty Insurance werden nunmehr zusammen mit und in dem Geschäftsfeld Schaden-Rückversicherung ausgewiesen. Die zu Vergleichszwecken dargestellten Angaben der Vorperiode haben wir rückwirkend angepasst.

Die erstmalige Anwendung neuer oder geänderter IFRS wird für den Konzernjahresfinanzbericht zum 31. Dezember 2007 bedeutsam sein und sich wie folgt auswirken: IFRS 7 „Financial Instruments: Disclosures", der für Geschäftsjahre, die am oder nach dem 1. Januar 2007 beginnen, anzuwenden ist, erfordert neben erweiterten Angabepflichten zur Bilanzierung von Finanzinstrumenten weitergehende Erläuterungen zu Art und Ausmaß der mit ihnen verbundenen Risiken. Nach entsprechender Anpassung des IFRS 4 „Insurance Contracts" erstrecken sich diese Vorschriften ebenfalls auf Risiken aus Versicherungsverträgen. Die Änderungen des IAS 1 (rev. 2005) „Presentation of Financial Statements", die ebenfalls für Geschäftsjahre, die am oder nach dem 1. Januar 2007 beginnen, anzuwenden sind, verlangen Angaben über Ziele, Methoden und Prozesse des Kapitalmanagements.

Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2006.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Mit Wirkung zum 1. Januar 2007 hat die Hannover Rück eine im Konzern ergebnisneutrale Reorganisation eines Teils der irischen Konzerngesellschaften durchgeführt. Der Geschäftsbetrieb der E+S Reinsurance (Ireland) Ltd. und der Hannover Reinsurance (Dublin) Ltd. wurde mit Ausnahme einzelner Rückversicherungsverträge durch Veräußerung auf die Hannover Reinsurance (Ireland) Ltd. übertragen. Seit diesem Zeitpunkt befinden sich E+S Reinsurance (Ireland) Ltd. und Hannover Reinsurance (Dublin) Ltd. in Abwicklung und zeichnen kein Neugeschäft mehr.

Die von der Hannover Re (Bermuda) Ltd., Hamilton, gehaltene Gesellschaft Castellum Holdings Ltd. und deren Tochtergesellschaft Castellum Re Ltd. wurden mit Wirkung zum 21. März 2007 liquidiert.

Im ersten Quartal wurde bei der von Hannover Rück in Höhe von 70,0 % und von E+S Rück zu 30,0 % gehaltenen WRH Offshore High Yield Partners, L.P., Wilmington, mit dem Verkauf eines Teils der Kapitalanlagen der Gesellschaft und der Abführung der Veräußerungserlöse an die Anteilseigner eine Kapitalherabsetzung in Höhe von 27,4 Mio. EUR durchgeführt.

Am 11. April 2007 hat die Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) mit Wirkung zum 1. April 2007 die Anteile eines Minderheitsgesellschafters, der CiV Lebensversicherung AG, Hilden (CiV Leben), in Höhe von 10 % an der E+S Rück AG zu einem Kaufpreis in Höhe von 135,2 Mio. EUR erworben. Bei der CiV Leben, einer Tochtergesellschaft der Talanx AG, handelt es sich um ein verbundenes Unternehmen gemäß IAS 24. Diese Anteilsaufstockung an einer bereits konsolidierten Konzerngesellschaft ohne Änderung des Kontrollstatus ist eine Transaktion zwischen Gesellschaften unter gemeinsamer Beherrschung. Im Einklang

mit den geltenden Regelungen des IFRS 3 i. V. m. IAS 27 haben wir auf eine Neubewertung des Nettovermögens verzichtet und die Differenz zwischen dem Kaufpreis der erworbenen Anteile und dem anteiligen Vermögen zu bisherigen Buchwerten in Höhe von 6,8 Mio. EUR als Goodwill ausgewiesen.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald die Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeit verfügt. Der Kapitalkonsolidierung liegt die Neubewertungsmethode zu Grunde. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögenswerte und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögenswerte, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Gemäß IFRS 3 werden Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach jährlichen Werthaltigkeitsprüfungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt.

Gesellschaften, auf die die Hannover Rück einen maßgeblichen Einfluss ausüben kann, werden als assoziierte Unternehmen im Allgemeinen nach der „At Equity"-Methode mit dem auf den Konzern entfallenden Eigenkapitalanteil konsolidiert. Ein maßgeblicher Einfluss wird vermutet, wenn eine Gesellschaft des Hannover Rück-Konzerns direkt oder indirekt mindestens 20 %, aber nicht mehr als 50 % der Stimmrechte hält. Erträge aus Anteilen an assoziierten Unternehmen werden gesondert in der Konzern-Gewinn- und Verlustrechnung ausgewiesen.

Anteile am Eigenkapital, die Konzernfremden zustehen, werden nach IAS 1 „Presentation of Financial Statements" gesondert innerhalb des Konzerneigenkapitals ausgewiesen.

Das Konzernfremden zustehende Ergebnis ist Bestandteil des Überschusses, im Anschluss an diesen gesondert als „davon"-Vermerk auszuweisen und beträgt zum 30. Juni 2007 27,1 Mio. EUR (45,6 Mio. EUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

Konsolidierung von Zweckgesellschaften

Mit dem Ziel, Spitzenrisiken bei Naturkatastrophen in den Kapitalmarkt zu transferieren, hat die Hannover Rück im dritten Quartal des Vorjahres erstmals das Instrument einer auf einem Sekundärmarkt handelbaren Katastrophenanleihe (Cat Bond) genutzt. Der Cat Bond mit einem Volumen von 150 Mio. USD wurde von einer

Zweckgesellschaft bei institutionellen Investoren aus Europa und Nordamerika platziert. Die Hannover Rück übt keinen kontrollierenden Einfluss über die Zweckgesellschaft aus. Unter IFRS ist diese Transaktion als Finanzinstrument zu bilanzieren. Gemäß IAS 39.9 begründet der Vertrag ein Derivat, dessen Zeitwert zum 30. Juni 2007 -3,4 Mio. EUR beträgt und das wir zum Stichtag unter den anderen Verbindlichkeiten ausgewiesen haben.

Im Januar 2007 hat die Hannover Rück erneut den Kapitalmarkt zur Beschaffung von Zeichnungskapazität für Katastrophenrisiken genutzt und ihre im letzten Jahr aufgelegte Risikotransaktion „K5" auf 394,5 Mio. EUR aufgestockt. Für die Transaktion wird Kaith Re Ltd., eine auf Bermuda ansässige Zweckgesellschaft, genutzt. Die Verbriefung wurde bei nordamerikanischen, europäischen und japanischen Investoren platziert. Das um 80,4 Mio. EUR erhöhte Kapital ist sowohl von neuen als auch von den bisherigen Investoren erbracht worden. Die Transaktion hat eine geplante Laufzeit bis 31. Dezember 2008. Gemäß SIC–12 wird Kaith Re Ltd. seit dem 1. Januar 2006 in den Konzernabschluss einbezogen.

Im Februar 2007 hat die Hannover Rück-Gruppe erstmalig die Risiken aus Rückversicherungsforderungen in den Kapitalmarkt transferiert. Mit dieser Verbriefung reduziert die Hannover Rück das mit Rückversicherungsforderungen verbundene Ausfallrisiko. Das der Transaktion zu Grunde liegende Forderungsportefeuille hat einen Nominalwert von ca. 1,0 Mrd. EUR und besteht aus Exponierungen gegenüber Erst- und Rückversicherern. Die zur Besicherung dienenden Wertpapiere werden über eine Zweckgesellschaft begeben. Als Auslöser für eine Zahlung an die Hannover Rück dient – nach Abzug ihres Selbstbehalts – die Insolvenz des Retrozessionärs. Die Hannover Rück zieht über keine ihrer Geschäftsbeziehungen die Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit der Zweckgesellschaft. Gemäß IAS 39.9 begründet die Transaktion ein Derivat, dessen Zeitwert zum 30. Juni 2007 -20 TEUR beträgt und das wir zum Stichtag unter den anderen Verbindlichkeiten ausgewiesen haben.

Im März 2007 hat die Hannover Rück mit der Zielsetzung, ihre Bilanz besser zu schützen und ihren Zugang zum Retrozessionsmarkt weiter zu verbreitern, am Kapitalmarkt eine Schutzdeckung in Höhe von 150,4 Mio. EUR mit einer Laufzeit von zwei Jahren auf ihr weltweites Naturkatastrophengeschäft platziert. Ein Risikoträger in Form einer Zweckgesellschaft bietet der Hannover Rück eine Deckung auf aggregierter Basis („Aggregate Excess of Loss"). Als zu Grunde liegendes Portefeuille dient der Selbstbehalt aus dem Naturkatastrophengeschäft der existierenden „K5"-Verbriefung. Die Deckung wird beim aggregierten 83-Jahres-Ereignis für „K5" wirksam und ist beim 250-Jahres-Kumul erschöpft. Innerhalb dieser Spanne übernehmen die externen Investoren 90 % der modellierten „K5"-Schäden, die restlichen 10 % verbleiben bei der Hannover Rück. Über keine ihrer Geschäftsbeziehungen mit der Zweckgesellschaft zieht die Hannover Rück eine Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit dieser Gesellschaft.

4. Aufgegebene Geschäftsbereiche

Im Vorjahr hat die Hannover Rück Einigung über den Verkauf ihres amerikanischen Teilkonzerns Praetorian Financial Group, Inc., New York (PFG), an einen australischen Versicherungskonzern erzielt. Mit Wirkung vom 31. Mai 2007 fand der Übergang des wirtschaftlichen Eigentums der zu dem in den Vorperioden als aufgegebene Geschäftsbereiche klassifizierten Teilkonzern gehörenden Vermögenswerte und Schulden statt. Diese werden daher zum Bilanzstichtag nicht mehr ausgewiesen. Der Struktur der Transaktion folgend unterliegen sowohl der vorläufige Kaufpreis in Höhe von 805,9 Mio. USD als auch der vorläufige Veräußerungsgewinn dem Vorbehalt der im vierten Quartal 2007 erfolgenden endgültigen Bestimmung. Im Einklang mit IFRS 5 „Non-Current Assets Held for Sale and Discontinued Operations" weisen wir das Ergebnis der PFG in der Konzern-Gewinn- und Verlustrechnung für die dargestellten Perioden nach Steuern in einer separaten Zeile aus. Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2006.

In den folgenden Tabellen werden das Ergebnis und die Zahlungsströme der aufgegebenen Geschäftsbereiche dargestellt und in deren wesentliche Komponenten untergliedert. Die ausgewiesenen Halbjahreswerte enthalten lediglich Geschäftsvorfälle bis zum Entkonsolidierungszeitpunkt 31. Mai 2007.

Wesentliche Positionen der Gewinn- und Verlustrechnung der aufgegebenen Geschäftsbereiche

in TEUR	2007	2006
	1.1.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämie	280.948	1.284.351
Gebuchte Rückversicherungsprämie	-42.885	666.385
Nettoveränderung der Bruttoprämienüberträge	-14.725	-209.282
Verdiente Prämie für eigene Rechnung	309.108	408.684
Kapitalanlageergebnis	20.696	10.663
Versicherungstechnisches Ergebnis	25.175	36.048
Übriges Ergebnis	-11.345	-790
Operatives Ergebnis (EBIT)	34.526	45.921
Zinsen auf Hybridkapital	2.358	2.650
Ergebnis vor Steuern	32.168	43.271
Steueraufwand	5.868	14.317
Erwerberanteil am laufenden Ergebnis aus aufgegebenen Geschäftsbereichen	13.251	-
Konzernanteil am laufenden Ergebnis aus aufgegebenen Geschäftsbereichen	13.049	28.954
Ergebnis aus Entkonsolidierung (nach Steuern)	17.663	-
Überschuss	30.712	28.954

Zum 30. Juni 2007 enthält der ausgewiesene Überschuss aus den aufgegebenen Geschäftsbereichen einen vorläufigen Veräußerungsgewinn in Höhe von 17,7 Mio. EUR nach Steuern und nach Abzug der Veräußerungskosten. Der auf diesen Veräußerungsgewinn entfallende Steueraufwand beläuft sich auf 69,4 Mio. EUR. Gemäß Kaufvertrag werden diese Beträge im vierten Quartal 2007 endgültig festgelegt.

Zahlungsströme aus den aufgegebenen Geschäftsbereichen

in TEUR	2007	2006
	1.1.–30.6.	1.1.–30.6.
Kapitalfluss aus laufender Geschäftstätigkeit	178.464	196.750
Kapitalfluss aus Investitionstätigkeit	-18.716	-376.771
Kapitalfluss aus Finanzierungstätigkeit	–	152.021
Veränderung der flüssigen Mittel	159.748	-28.000

5. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

5.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Klassifikation und Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement". Die Hannover Rück klassifiziert Kapitalanlagen nach den folgenden Kategorien: Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente, Handelsbestand und dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Dauerbestand) sowie Darlehen und Forderungen, die weder an einem aktiven Markt notiert sind noch kurzfristig veräußert werden, werden zu Anschaffungskosten, das sind die Marktwerte – zum Zeitpunkt der Anschaffung – einschließlich direkt zurechenbarer Transaktionskosten zuzüglich erfolgswirksamer Amortisationen, bewertet. Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht und die keiner anderen Kategorie zugeordnet worden sind (dispositiver Bestand), werden zum Marktwert bewertet. Die Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten wird bis zum Realisationszeitpunkt ergebnisneutral berücksichtigt.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie festverzinsliche Wertpapiere des Handelsbestands werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte signifikant oder dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Ferner umfassen die Kapitalanlagen Anteile an assoziierten Unternehmen, fremdgenutzten Grundbesitz, kurzfristige Anlagen, laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand sowie Depotforderungen. Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private-Equity"-Limited-Partnerships.

Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2006.

Restlaufzeiten der festverzinslichen Wertpapiere

in TEUR	2007		2006	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
	30.6.	30.6.	31.12.	31.12.
Dauerbestand				
innerhalb eines Jahres	40.594	44.119	66.775	66.892
zwischen einem und zwei Jahren	20.540	20.166	27.742	27.295
zwischen zwei und drei Jahren	22.196	21.984	–	–
zwischen drei und vier Jahren	133.017	131.453	21.615	21.749
zwischen vier und fünf Jahren	243.489	238.916	203.263	204.026
zwischen fünf und zehn Jahren	1.083.139	1.056.331	1.271.484	1.281.502
nach mehr als zehn Jahren	10.990	10.744	11.178	11.357
Gesamt	1.553.965	1.523.713	1.602.057	1.612.821
Darlehen und Forderungen				
innerhalb eines Jahres	18.616	18.744	27.992	28.147
zwischen einem und zwei Jahren	49.967	49.271	24.774	25.347
zwischen zwei und drei Jahren	158.452	152.228	62.218	60.628
zwischen drei und vier Jahren	55.107	52.399	123.217	119.212
zwischen vier und fünf Jahren	57.478	53.871	91.335	87.326
zwischen fünf und zehn Jahren	857.192	809.015	554.829	534.798
nach mehr als zehn Jahren	30.489	29.452	31.228	31.213
Gesamt	1.227.301	1.164.980	915.593	886.671
Dispositiver Bestand				
innerhalb eines Jahres	1.430.184	1.410.170	1.381.230	1.380.347
zwischen einem und zwei Jahren	1.530.377	1.518.188	1.700.790	1.692.481
zwischen zwei und drei Jahren	1.293.948	1.266.799	1.678.241	1.637.918
zwischen drei und vier Jahren	1.272.395	1.244.935	1.566.342	1.562.701
zwischen vier und fünf Jahren	1.131.919	1.114.072	1.187.735	1.176.674
zwischen fünf und zehn Jahren	4.519.760	4.367.729	4.543.454	4.472.663
nach mehr als zehn Jahren	1.815.358	1.774.882	1.123.275	1.139.366
Gesamt	12.993.941	12.696.775	13.181.067	13.062.150
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	101.689	101.689	102.378	102.482
zwischen einem und zwei Jahren	356	553	895	1.224
zwischen zwei und drei Jahren	–	–	–	–
zwischen drei und vier Jahren	–	–	–	–
zwischen vier und fünf Jahren	1.382	1.676	–	–
zwischen fünf und zehn Jahren	33.130	33.195	31.840	31.928
nach mehr als zehn Jahren	25.302	27.761	27.411	30.829
Gesamt	161.859	164.874	162.524	166.463

Die dargestellten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Variabel verzinsliche Anleihen (so genannte „Floater") sind im Bereich der Restlaufzeiten bis zu einem Jahr dargestellt und stellen unser zinsbedingtes, unterjähriges Wiederanlagerisiko dar.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

30.6.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	52.793	–	3.576	1.044	50.261
Schuldtitel der US-Regierung	350.834	–	2.395	2.842	351.281
Schuldtitel anderer ausländischer Staaten	7.139	–	140	26	7.025
Schuldtitel halbstaatlicher Institutionen	444.624	2.188	6.730	6.808	446.890
Schuldtitel von Unternehmen	432.068	1.256	9.507	14.320	438.137
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	237.516	22	11.370	3.951	230.119
Gesamt	1.524.974	3.466	33.718	28.991	1.523.713

31.12.2006

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	52.922	–	1.355	813	52.380
Schuldtitel der US-Regierung	358.281	4.455	–	2.942	365.678
Schuldtitel anderer ausländischer Staaten	6.648	84	–	25	6.757
Schuldtitel halbstaatlicher Institutionen	455.039	8.305	1.709	9.402	471.037
Schuldtitel von Unternehmen	446.116	7.290	3.150	11.536	461.792
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	252.169	90	3.246	6.164	255.177
Gesamt	1.571.175	20.224	9.460	30.882	1.612.821

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus Darlehen und Forderungen sowie deren Marktwerte

30.6.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	19.977	–	1.279	23	18.721
Schuldtitel halbstaatlicher Institutionen	260.380	349	15.073	3.633	249.289
Schuldtitel von Unternehmen	483.638	485	24.429	9.889	469.583
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	441.287	268	22.642	8.474	427.387
Gesamt	1.205.282	1.102	63.423	22.019	1.164.980

31.12.2006

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	19.979	-	468	168	19.679
Schuldtitel halbstaatlicher Institutionen	220.901	191	9.471	2.755	214.376
Schuldtitel von Unternehmen	368.929	989	11.325	5.435	364.028
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	293.129	1.173	10.011	4.297	288.588
Gesamt	902.938	2.353	31.275	12.655	886.671

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

30.6.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	757.968	306	21.538	13.894	750.630
Schuldtitel der US-Regierung	1.726.743	1.011	34.492	22.434	1.715.696
Schuldtitel anderer ausländischer Staaten	320.334	965	2.535	2.397	321.161
Schuldtitel halbstaatlicher Institutionen	3.475.461	6.320	82.339	53.481	3.452.923
Schuldtitel von Unternehmen	3.534.472	17.338	108.501	60.352	3.503.661
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	2.171.026	7.516	62.242	27.266	2.143.566
aus Investmentfonds	816.827	20.082	39.057	11.286	809.138
	12.802.831	53.538	350.704	191.110	12.696.775
Dividendentitel					
Aktien	382.912	97.308	4.542	–	475.678
aus Investmentfonds	1.038.834	216.452	1.946	–	1.253.340
	1.421.746	313.760	6.488	–	1.729.018
Kurzfristige Anlagen	897.162	–	–	910	898.072
Gesamt	15.121.739	367.298	357.192	192.020	15.323.865

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

31.12.2006

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	980.946	1.747	12.241	15.982	986.434
Schuldtitel der US-Regierung	1.899.898	3.215	25.662	22.933	1.900.384
Schuldtitel anderer ausländischer Staaten	289.217	608	1.780	2.068	290.113
Schuldtitel halbstaatlicher Institutionen	3.360.131	11.949	47.231	50.403	3.375.252
Schuldtitel von Unternehmen	3.801.556	27.667	64.041	72.280	3.837.462
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1.864.670	12.471	27.381	25.539	1.875.299
Investmentfonds	784.131	17.234	15.472	11.313	797.206
	12.980.549	74.891	193.808	200.518	13.062.150
Dividendentitel					
Aktien	428.788	76.980	2.491	–	503.277
Investmentfonds	944.959	138.076	241	–	1.082.794
	1.373.747	215.056	2.732	–	1.586.071
Kurzfristige Anlagen	720.482	–	–	805	721.287
Gesamt	15.074.778	289.947	196.540	201.323	15.369.508

Marktwerte vor und nach abgegrenzten Zinsen sowie abgegrenzte Zinsen aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten

30.6.2007

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9.740	131	9.871
Schuldtitel von Unternehmen	152.641	712	153.353
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1.650	–	1.650
	164.031	843	164.874
Sonstige Finanzinstrumente			
Derivative Finanzinstrumente	19.590	–	19.590
Gesamt	183.621	843	184.464

31.12.2006

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9.488	231	9.719
Schuldtitel von Unternehmen	150.611	1.683	152.294
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4.431	19	4.450
	164.530	1.933	166.463
Dividendentitel			
Investmentfonds	10.207	–	10.207
Sonstige Finanzinstrumente			
Derivative Finanzinstrumente	22.368	–	22.368
Gesamt	197.105	1.933	199.038

Sonstige Finanzinstrumente

Unter den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten weist die Hannover Rück zum 30. Juni 2007 die zuvor im Handelsbestand dargestellten versicherungstechnischen Derivate in Höhe von 19,6 Mio. EUR (31. Dezember 2006: 22,4 Mio. EUR) aus, die vom Grundgeschäft getrennt und zum Zeitwert bewertet wurden. Die Vorperiodenangaben wurden entsprechend rückwirkend angepasst.

Ergebnis der Kapitalanlagen

in TEUR	2007	2006
	30.6.	30.6.
Erträge aus Grundstücken	932	11.617
Dividenden	23.414	20.111
Zinserträge	367.986	338.379
Sonstige Kapitalanlageerträge	17.133	15.041
Ordentliche Kapitalanlageerträge	409.465	385.148
Ergebnis aus Anteilen an assoziierten Unternehmen	3.473	1.192
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	134.320	49.870
Realisierte Verluste aus dem Abgang von Kapitalanlagen	36.737	37.976
Unrealisierte Gewinne und Verluste	-141	10.207
Abschreibungen auf Grundstücke	278	2.906
Abschreibungen auf Dividendentitel	339	5.450
Abschreibungen auf Beteiligungen und sonstige Kapitalanlagen	–	2.841
Sonstige Kapitalanlageaufwendungen	27.798	25.758
Nettoerträge aus selbst verwalteten Kapitalanlagen	481.965	371.486
Depotzinserträge	118.966	133.164
Depotzinsaufwendungen	21.015	20.743
Kapitalanlageergebnis	579.916	483.907

Zinserträge aus Kapitalanlagen

in TEUR	2007	2006
	30.6.	30.6.
Festverzinsliche Wertpapiere – Dauerbestand	33.630	33.107
Festverzinsliche Wertpapiere – Darlehen und Forderungen	28.214	13.729
Festverzinsliche Wertpapiere – dispositiver Bestand	278.221	270.014
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	3.304	2.060
Sonstige	24.617	19.469
Gesamt	367.986	338.379

5.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.977 (31. Dezember 2006: 1.988) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtszeitraum 888 Personen im Inland und 1.090 Personen für die konsolidierten Konzerngesellschaften im Ausland tätig; auf die aufgegebenen Geschäftsbereiche entfielen zum Stichtag 249 Mitarbeiter, die nach der im zweiten Quartal erfolgten Veräußerung nicht mehr in den Mitarbeiterzahlen enthalten sind.

5.3 Eigenkapitalentwicklung und Anteile anderer Gesellschafter

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Das Eigenkapital (Grundkapital der Hannover Rück AG) beträgt 120.597.134,00 EUR und ist in 120.597.134 stimm- und dividendenberechtigte, auf den Namen lautende Stückaktien eingeteilt. Die Aktien sind voll eingezahlt.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist.

Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden.

Weiterhin besteht ein bedingtes Kapital bis zu 60.299 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen sowie von Genussrechten oder Gewinnschuldverschreibungen mit Wandel- und Optionsrechten und ist befristet bis zum 11. Mai 2011.

5.4 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rück AG vom 3. Mai 2007 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2008 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

5.5 Ergebnis je Aktie

Berechnung des unverwässerten sowie des gleichlautenden verwässerten Ergebnisses je Aktie

	2007			2006		
	1.1.–30.6.			1.1.–30.6.		
	Ergebnis (in TEUR)	**Aktien (Anzahl)**	**Je Aktie (in EUR)**	**Ergebnis (in TEUR)**	**Aktien (Anzahl)**	**Je Aktie (in EUR)**
Konzernergebnis						
Gewogener Durchschnitt der ausgegebenen Aktien (Anzahl)		120.597.134			120.597.134	
Ergebnis je Aktie	292.971	120.597.134	2,43	256.575	120.597.134	2,13
aus fortzuführenden Geschäftsbereichen	262.259	120.597.134	2,18	227.621	120.597.134	1,89
aus aufgegebenen Geschäftsbereichen	30.712	120.597.134	0,25	28.954	120.597.134	0,24

6. Transaktionen mit nahe stehenden Personen und Unternehmen

Nach IAS 24 werden nahe stehende Unternehmen oder Personen u. a. als Mutter- und Tochterunternehmen und Tochtergesellschaften einer gemeinsamen Muttergesellschaft, assoziierte Unternehmen, juristische Personen unter Einfluss des Managements und das Management des Unternehmens definiert. In der Berichtsperiode bestanden die folgenden wesentlichen Geschäftsbeziehungen mit nahe stehenden Unternehmen oder Personen.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält mittelbar über die Tochterunternehmen Talanx AG, HDI Verwaltungs-Service AG sowie über die Zweite HDI Beteiligungsgesellschaft mbH, alle mit Sitz in Hannover, eine Mehrheitsbeteiligung an der Hannover Rück AG.

Die Hannover Rück-Gruppe bietet dem HDI-Konzern Rückversicherungsschutz. Insoweit besteht im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück-Gruppe zu konsolidierenden, nahe stehenden Unternehmen im In- und Ausland. Dies beinhaltet sowohl übernommenes als auch abgegebenes Geschäft zu marktüblichen Konditionen.

Wesentliche Rückversicherungsbeziehungen mit nahe stehenden Unternehmen in der Berichtsperiode werden in der folgenden Tabelle dargestellt.

Übernommenes und abgegebenes Geschäft im In- und Ausland

in TEUR	2007	
Nahe stehendes Unternehmen	Prämie	versicherungstechnisches Ergebnis
Übernommenes Geschäft		
ASPECTA Assurance International AG	10.285	1.739
ASPECTA Assurance International Luxembourg S.A.	15.739	1.825
ASPECTA Lebensversicherung AG	72.727	2.463
ASPECTA Versicherung AG	8.824	-4.294
CiV Lebensversicherung AG	24.126	424
CiV Versicherung AG	9.115	1.198
Gerling Konzern Allgemeine Versicherungs-AG	79.981	-8.643
HDI Asecuracja Towarzystwo Ubezpieczen S.A.	8.468	-431
HDI Assicurazioni S.p.A.	6.436	2.627
HDI Gerling Lebensversicherung AG	7.575	-1.832
HDI Gerling Verzekeringen N.V.	13.212	3.732
HDI HANNOVER International España, Cia. de Seguros y Reaseguros S.A.	8.223	1.243
HDI Hannover Versicherung AG	7.840	2.771
HDI Industrie Versicherung AG	67.545	-15.678
HDI Sigorta A.S.	7.281	-7.164
Magyar Posta Biztositó Részvénytársaság	5.104	-533
PB Lebensversicherung AG	18.614	-404
PB Versicherung AG	2.698	-256
Übrige Gesellschaften	3.114	1.881
Gesamt	376.907	-19.332
Abgegebenes Geschäft		
HDI Industrie Versicherung AG	-601	-210
Übrige Gesellschaften	-21	-29
Gesamt	-622	-239

Seit dem Geschäftsjahr 1997 wird bei allen Neuzeichnungen und Verlängerungen der deutsche Markt von der E+S Rück AG und der ausländische Markt von der Hannover Rück AG bearbeitet. Durch interne Retrozession bleibt die prozentuale Aufteilung des Geschäfts, die für die vorher bestehende Zeichnungsgemeinschaft galt, zwischen diesen Gesellschaften im Wesentlichen erhalten.

Die AmpegaGerling Asset Management GmbH erbringt im vertraglich vereinbarten Rahmen Dienstleistungen zur Vermögensanlage und Vermögensverwaltung für die Hannover Rück sowie einige ihrer Tochtergesellschaften. Vermögenswerte in Spezialfonds werden durch die AmpegaGerling Investment GmbH verwaltet. Die AmpegaGerling Immobilien Management GmbH erbringt für die Hannover Rück Dienstleistungen im Rahmen eines Verwaltungsvertrages.

Gesellschaften der Talanx-Gruppe gewährten dem Hannover Rück-Konzern Versicherungsschutz u. a. in den Bereichen Betriebshaftpflicht-, Feuer-, Gruppenunfall- und Dienstreisekaskoversicherung. Darüber hinaus erbrachten Abteilungen der Talanx AG für uns Dienstleistungen im Bereich allgemeiner Verwaltung. Alle Geschäfte erfolgten zu marktüblichen Konditionen.

Zum Erwerb der Anteile der CiV Lebensversicherung AG, einer Tochtergesellschaft der Talanx AG, in Höhe von 10 % an der E+S Rück AG durch die Hannover Rück Beteiligung Verwaltungs-GmbH verweisen wir auf unsere Ausführungen im Kapitel 3. „Konsolidierungskreis und -grundsätze".

7. Übrige Erläuterungen

7.1 Haftungsverhältnisse

Eine von der Hannover Finance, Inc., Wilmington/USA, im Geschäftsjahr 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert. Mit Wirkung vom 4. Juni 2007 hat die Emittentin die Anleihe nunmehr zum Zweck der Entwertung von der Hannover Rück AG in Höhe von 380,0 Mio. USD zurückerworben. Der Entwertungsvorgang ist zum Bilanzstichtag noch nicht abgeschlossen.

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. drei nachrangige Schuldverschreibungen am europäischen Kapitalmarkt platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die Anleihen aus den Geschäftsjahren 2004 über 750,0 Mio. EUR und 2005 über 500,0 Mio. EUR hat die Hannover Rück AG jeweils durch eine nachrangige Garantie abgesichert. Zu näheren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2006.

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen seitens der jeweiligen Emittentin nicht geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft mit einer Laufzeit bis zum Jahr 2009, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 2.178,0 Mio. EUR (31. Dezember 2006: 2.238,8 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen im dispositiven Bestand ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 2.448,8 Mio. EUR (31. Dezember 2006: 2.684,2 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 85,3 Mio. EUR (31. Dezember 2006: 91,3 Mio. EUR) seitens der E+S Rück AG sowie in Höhe von 189,7 Mio. EUR (31. Dezember 2006: 155,0 Mio. EUR) bei der Hannover Rück AG. Dabei handelt es sich im Wesentlichen um Private-Equity-Funds und Venture-Capital-Gesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011), bezogen auf zukünftige Bilanzstichtage, kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen unverändert auf 33,4 Mio. EUR geschätzt.

7.2 Ereignisse nach Ablauf des Halbjahres

Mit Wirkung vom 1. Juli 2007 hat die Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) im Weg einer Anteilsabstockung an einer konsolidierten Konzerngesellschaft ohne Änderung des Kontrollstatus 2 % ihrer Anteile an der E+S Rück AG an einen konzernfremden Dritten veräußert. Die Kapitalrücklage der HRBV ist mit Gesellschafterbeschluss vom 26. Juni 2007 in Höhe des Kaufpreises aufgelöst und an die Hannover Rück AG als alleinige Gesellschafterin der HRBV abgeführt worden.

Mit Pressemitteilung vom 5. Juli 2007 informierten wir über die Eröffnung einer Niederlassung im Königreich Bahrain zusätzlich zu der bereits im Jahr 2006 gegründeten Tochtergesellschaft Hannover ReTakaful B.S.C. (c). Die Hannover Rückversicherung AG, Bahrain Branch, wird ihren Geschäftsbetrieb voraussichtlich zum 1. Januar 2008 aufnehmen und erhielt im Juni 2007 von der Central Bank of Bahrain (CBB) eine entsprechende Lizenz.

Versicherung der gesetzlichen Vertreter

Nach bestem Wissen versichern wir, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen für die Zwischenberichterstattung der Konzernzwischenabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und im Konzernzwischenlagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage des Konzerns so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung des Konzerns im verbleibenden Geschäftsjahr beschrieben sind.

Hannover, den 27. Juli 2007

Der Vorstand

Zeller Arrago Dr. Becke

Gräber Dr. König Dr. Pickel Wallin

Bescheinigung nach prüferischer Durchsicht

an die Hannover Rückversicherung AG, Hannover

Wir haben den verkürzten Konzernzwischenabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung, Kapitalflussrechnung, Eigenkapitalveränderungsrechnung sowie ausgewählten erläuternden Anhangangaben – und den Konzernzwischenlagebericht der Hannover Rückversicherung AG, Hannover, für den Zeitraum vom 1. Januar bis 30. Juni 2007, die Bestandteile des Halbjahresfinanzberichts nach § 37w WpHG sind, einer prüferischen Durchsicht unterzogen. Die Aufstellung des verkürzten Konzernzwischenabschlusses nach den IFRS für Zwischenberichterstattung, wie sie in der EU anzuwenden sind, und des Konzernzwischenlageberichts nach den für Konzernzwischenlageberichte anwendbaren Vorschriften des WpHG liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, eine Bescheinigung zu dem verkürzten Konzernzwischenabschluss und dem Konzernzwischenlagebericht auf der Grundlage unserer prüferischen Durchsicht abzugeben.

Wir haben die prüferische Durchsicht des verkürzten Konzernzwischenabschlusses und des Konzernzwischenlageberichts unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze für die prüferische Durchsicht von Abschlüssen vorgenommen. Danach ist die prüferische Durchsicht so zu planen und durchzuführen, dass wir bei kritischer Würdigung mit einer gewissen Sicherheit ausschließen können, dass der verkürzte Konzernzwischenabschluss in wesentlichen Belangen nicht in Übereinstimmung mit den IFRS für Zwischenberichterstattung, wie sie in der EU anzuwenden sind, und der Konzernzwischenlagebericht in wesentlichen Belangen nicht in Übereinstimmung mit den für Konzernzwischenlageberichte anwendbaren Vorschriften des WpHG aufgestellt worden sind. Eine prüferische Durchsicht beschränkt sich in erster Linie auf Befragungen von Mitarbeitern der Gesellschaft und auf analytische Beurteilungen und bietet deshalb nicht die durch eine Abschlussprüfung erreichbare Sicherheit. Da wir auftragsgemäß keine Abschlussprüfung vorgenommen haben, können wir einen Bestätigungsvermerk nicht erteilen.

Auf der Grundlage unserer prüferischen Durchsicht sind uns keine Sachverhalte bekannt geworden, die uns zu der Annahme veranlassen, dass der verkürzte Konzernzwischenabschluss in wesentlichen Belangen nicht in Übereinstimmung mit den IFRS für Zwischenberichterstattung, wie sie in der EU anzuwenden sind, oder dass der Konzernzwischenlagebericht in wesentlichen Belangen nicht in Übereinstimmung mit den für Konzernzwischenlageberichte anwendbaren Vorschriften des WpHG aufgestellt worden ist.

Hannover, den 1. August 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Stefan Schulz

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

END